UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A [Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Xplore Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983950205

(CUSIP Number)

Philip Sassower
Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983950205

1.	Names of Reporting Persons Phoenix Venture Fund LLC IRS Identification No. of above persons (entities only): 05-0577719

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 188,973,824 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 188,973,824 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,973,824 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 57.9%

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Consists of (i) 30,564,990 shares of Common Stock, (ii) warrants to purchase 35,340,000 shares of Common Stock, (iii) 67,451,186 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, (iv) 6,063,648 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock, and (v) 49,444,000 shares of Common Stock issuable upon conversion of 1,977,760 shares of Series D Convertible Preferred Stock, all held by Phoenix Venture Fund LLC (“Phoenix”).  The co-managers of the managing member of the Phoenix are Philip S. Sassower and Andrea Goren.

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CUSIP No. 983950205

1.	Names of Reporting Persons Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 117,509,962 (2)

	8.	Shared Voting Power 194,473,824 (3)

	9.	Sole Dispositive Power 117,509,962 (2)

	10.	Shared Dispositive Power 194,473,824 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,973,786 (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.3%

14.	Type of Reporting Person (See Instructions) IN

(2)

Consists of (i) 5,832,338 shares of Common Stock owned of record by Mr. Sassower, (ii) 7,744,709 shares of Common Stock owned of record by Phoenix Enterprises Family Fund, LLC, an entity controlled by Mr. Sassower, (iii) 3,839,482 shares of Common Stock owned of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, an entity controlled by Mr. Sassower, (iv) 11,791,730 shares of Common Stock issuable upon conversion of 5,424,977 shares of Series A Preferred Stock owned of record by Mr. Sassower, (v) 16,055,881 shares of Common Stock issuable upon conversion of 7,386,769 shares of Series A Preferred Stock owned of record by Phoenix Enterprises Family Fund, LLC, (vi) 6,693,701 shares of Common Stock issuable upon conversion of 3,079,546 shares of Series A Preferred Stock owned of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, (vii) 1,826,400 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series C Preferred Stock owned of record by Mr. Sassower, (viii) 25,527,375 shares of Common Stock issuable upon conversion of 1,021,095 shares of Series D Preferred Stock owned of record by Mr. Sassower, (ix) 18,315,900 shares of Common Stock issuable upon conversion of 732,636 shares of Series D Preferred Stock owned of record by Phoenix Enterprises Family Fund, LLC, (x) 11,450,000 shares of Common Stock that Mr. Sassower has the right to acquire under warrants exercisable within 60 days after December 16, 2010, (xi) 7,892,500 shares of Common Stock that Phoenix Enterprises Family Fund LLC has the right to acquire under warrants exercisable within 60 days after December 16, 2010, and (xii) 539,946 shares of Common Stock that Mr. Sassower has the right to acquire under options exercisable within 60 days after December 16, 2010. Does not include (i) 30,564,990 shares of Common Stock, (ii) warrants to purchase 35,340,000 shares of Common Stock, (iii) 67,451,186 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, (iv) 6,063,648 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock, and (v) 49,444,000 shares of Common Stock issuable upon conversion of 1,977,760 shares of Series D Convertible Preferred Stock, all held by Phoenix and 5,500,000 shares of Common Stock that SG Phoenix LLC (“SG Phoenix”) has the right to acquire under warrants exercisable within 60 days after December 16, 2010. Mr. Sassower is the co-manager of SG Phoenix Ventures LLC (“SGPV”), the managing member of Phoenix. Mr. Sassower and Mr. Goren have voting and dispositive power over SG Phoenix. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

(3)

Consists of (i) 30,564,990 shares of Common Stock, (ii) warrants to purchase 35,340,000 shares of Common Stock, (iii) 67,451,186 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, (iv) 6,063,648 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock, and (v) 49,444,000 shares of Common Stock issuable upon conversion of 1,977,760 shares of Series D Convertible Preferred Stock, all held by Phoenix and 5,500,000 shares of Common Stock that SG Phoenix has the right to acquire under warrants exercisable within 60 days after December 16, 2010. Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix. Mr. Sassower and Mr. Goren have voting and dispositive power over SG Phoenix. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

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CUSIP No. 983950205

1.	Names of Reporting Persons Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,915,671 (4)

	8.	Shared Voting Power 194,473,824 (5)

	9.	Sole Dispositive Power 1,915,671 (4)

	10.	Shared Dispositive Power 194,473,824 (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,389,495 (4)(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.3%

14.	Type of Reporting Person (See Instructions) IN

(4)

Consists of (i) 10,000 shares of Common Stock owned of record by Mr. Goren, (ii) 110,045 shares of Common Stock owned or record by Andax LLC (“Andax”), an entity in which Mr. Goren has sole voting and dispositive power, (iii) 365,280 shares of Common Stock issuable upon conversion of 200,000 shares of Series C Preferred Stock owned of record by Andax LLC (vi) 640,400 shares of Common Stock issuable upon conversion of 25,616 shares of Series D Preferred Stock owned of record by Andax, (v) 250,000 shares of Common Stock that Andax has the right to acquire under warrants exercisable within 60 days after December 16, 2010, and (vi) 539,946 shares of Common Stock that Mr. Goren has the right to acquire under outstanding options exercisable within 60 days after December 16, 2010. Does not include (i) 30,564,990 shares of Common Stock, (ii) warrants to purchase 35,340,000 shares of Common Stock, (iii) 67,451,186 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, (iv) 6,063,648 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock, and (v) 49,444,000 shares of Common Stock issuable upon conversion of 1,977,760 shares of Series D Convertible Preferred Stock, all held by Phoenix and 5,500,000 shares of Common Stock that SG Phoenix has the right to acquire under warrants exercisable within 60 days after December 16, 2010. Mr. Goren is the co-manager of SGPV, the managing member of Phoenix. Mr. Goren and Mr. Sassower have voting and dispositive power over SG Phoenix. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

(5)

Consists of (i) 30,564,990 shares of Common Stock, (ii) warrants to purchase 35,340,000 shares of Common Stock, (iii) 67,451,186 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, (iv) 6,063,648 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock, and (v) 49,444,000 shares of Common Stock issuable upon conversion of 1,977,760 shares of Series D Convertible Preferred Stock, all held by Phoenix and 5,500,000 shares of Common Stock that SG Phoenix has the right to acquire under warrants exercisable within 60 days after December 16, 2010. Mr. Goren is the co-manager of SGPV, the managing member of Phoenix. Mr. Goren and Mr. Sassower have voting and dispositive power over SG Phoenix. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

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This Amendment No. 4 (the “Statement”) filed by Phoenix Venture Fund LLC, Philip S. Sassower and Andrea Goren (the “Reporting Persons”) amends and supplements Items 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D originally filed by the Reporting Persons on October 1, 2007, as amended by Amendment No. 1 filed on September 25, 2008, Amendment No. 2 filed on June 11, 2009 and Amendment No. 3 filed on November 29, 2009.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 18, 2010, Xplore Technologies Corp. (the “Issuer”), and its wholly owned subsidiary Xplore Technologies Corporation of America (“Subsidiary,” together with the Issuer, the “Borrowers”), entered into Amendment No. 1 to Note Purchase Agreement Dated November 5, 2009 (the “Amendment No. 1”), which amended the Note Purchase Agreement dated November 5, 2009 (the “Fall 2009 Note Purchase Agreement”). Under the Fall 2009 Note Purchase Agreement, the Borrowers issued senior secured promissory notes in the aggregate principal amount of $3,210,000 (the “Senior Notes”) and warrants to purchase 32,100,000 shares of the Common Stock at an exercise price of $0.10 per share. Amendment No. 1 provided that upon the approval of Phoenix in its sole discretion, the Borrowers could issue up to an additional $2,000,000 in aggregate principal amount of senior secured promissory notes (the “Bridge Notes”), and three-year warrants to purchase up to 28,571,429 shares of Common Stock at an exercise price of $0.07 per share (the “Bridge Warrants”) under the Fall 2009 Note Purchase Agreement. The Bridge Notes and Bridge Warrants could be issued by the Borrowers in multiple closings.

On August 18, 2010, in connection with the initial closing pursuant to Amendment No. 1, the Borrowers issued a Bridge Note in the principal amount of $250,000 to Phoenix, with a Bridge Warrant to purchase 3,571,429 shares of Common Stock.  The Borrowers received $250,000 in gross proceeds from Phoenix for the Bridge Note and the Bridge Warrant issued at the initial closing. On September 2, 2010, in connection with a subsequent closing pursuant to Amendment No. 1, the Borrowers issued a Bridge Note in the principal amount of $600,000 to Phoenix, with a Bridge Warrant to purchase 8,571,429 shares of Common Stock.  The Borrowers received $600,000 in gross proceeds from Phoenix for the Bridge Note and the Bridge Warrant issued at the second closing.

The Bridge Notes were due and payable in full on December 31, 2011 and bore interest at the rate of 10% per annum. Interest on the Bridge Notes could be paid in cash or, at the option of the Issuer, shares of Common Stock.  The Bridge Notes were secured, with the Senior Notes, by all of the assets of the Borrowers and the indebtedness under the Bridge Notes and the Senior Notes and the security interest granted by the Borrowers therein was senior to all indebtedness of the Borrowers other than up to $4,750,000 of the Borrowers’ indebtedness to DSCH Capital Partners, LLC, d/b/a Far West Capital, the Issuer’s senior lender, in connection with the Accounts Receivable Purchasing Agreement, dated December 10, 2009, as amended.

The Bridge Warrants expire on January 14, 2014.  The Bridge Warrants may be exercised in whole or in part and contain a cashless exercise provision.  The exercise price and the number of shares of Common Stock purchasable upon exercise of the Bridge Warrants are subject to adjustment (under formulae set forth in the Bridge Warrants) upon the occurrence of certain dilutive events.

On November 3, 2010, the Issuer entered into Amendment No. 2 to Note Purchase Agreement Dated as of November 5, 2009 (the “Amendment No. 2”), which further amended the Fall 2009 Note Purchase Agreement, as amended by Amendment No. 1.  Amendment No. 2 amended the Fall 2009 Note Purchase Agreement to provide that, upon Phoenix’s approval, the Borrowers could issue up to an aggregate principal amount of $3,000,000 in Bridge Notes (an increase of $1 million from Amendment No. 1) and reduced the exercise price of the Bridge Warrants to $0.04 per share. In addition, under the Amendment No. 2 the Bridge Warrants issued to Phoenix to purchase 12,142,858 shares of Common Stock at $0.07 per share previously issued under the First Amendment were replaced with Bridge Warrants to purchase 21,250,000 shares of Common Stock at $0.04 per share.

On November 3, 2010, the Borrowers entered into agreements with Phoenix, and others, including Mr. Sassower, the Issuer’s Chief Executive Officer and Chairman of the Board and co-manager of the managing member of Phoenix, and entities controlled by Mr. Sassower, in connection with a recapitalization of the Issuer (the “Recapitalization”). More specifically, on November 3, 2010, the Issuer entered into an Exchange Agreement pursuant to which the Issuer and holders representing more than a majority in interest of the Issuer’s outstanding senior secured subordinated indebtedness and the Issuer’s secured subordinated indebtedness agreed to exchange all of the Issuer’s outstanding senior secured subordinated and secured subordinated indebtedness, which was approximately $9,437,500 at the time of closing into shares of the Issuer’s Series D Participating Convertible Preferred Stock, par value $0.001 (the “Series D Preferred Stock”), at an exchange price of $1.00 per share for each $1.00 of such indebtedness. The Series D Preferred Stock issued under the Exchange Agreement is convertible into Common Stock, at an initial conversion price of $0.04 per share.

On December 16, 2010, the Borrowers issued a Bridge Note in the principal amount of $1,177,500 and Bridge Warrants to purchase 29,437,500 shares of Common Stock in a closing.  Phoenix was issued a Bridge Note in the principal amount of $1,177,500 and Bridge Warrants to purchase 29,437,500 shares of Common Stock. The Borrowers received $1,177,500 in gross proceeds for the Bridge Note and the Bridge Warrant.   In connection therewith, Phoenix issued participation interests in one or more Bridge Notes in the aggregate principal amount of $1,027,500 and one or more Bridge Warrants to purchase an aggregate amount of 25,687,500 shares of Common Stock.  Immediately thereafter, the Recapitalization was consummated and Phoenix received 1,977,760 shares of Series D Preferred Stock, Mr. Sassower received

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1,021,095 shares of Series D Preferred Stock, Phoenix Enterprises Family Fund LLC received 732,636 and Andax LLC received 25,616 share of Series D Preferred Stock, in connection therewith.

Under a registration rights agreement entered into in connection with the closing of the Recapitalization, the Issuer is obligated to file a registration statement on the appropriate form with the Securities and Exchange Commission within 60 days of written notice from holders of at least 20% of the outstanding shares of Series D Preferred Stock, provided that the fair market value of the Common Stock to be registered pursuant to the demand equals at least $2,000,000.  The Issuer is obligated to use its best efforts to cause the registration statement to be declared effective and will bear all expenses incurred in preparation and filing of the registration statement.  The holders of Series D Preferred Stock will have up to three demand registrations on Form S-1 or any successor thereof and up to four demand registrations on Form S-3 or any successor thereof.  In addition, the holders of Series D Preferred Stock have piggy-back registration rights pursuant to which they may include registrable securities held by them in any subsequent registration of securities by the Issuer, subject to certain conditions.

The foregoing summary of the transactions contemplated by Amendment No. 1, Amendment No. 2, the Exchange Agreement and the Registration Rights Agreement is qualified in its entirety by reference to copies of Amendment No. 1, Amendment No. 2, the Exchange Agreement and the Registration Rights Agreement included as Exhibits J, K, L and M to this Statement and incorporated by reference herein.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

See Item 3, which is hereby incorporated by reference, for a discussion of how the debt and equity securities of the Issuer to which this Statement relates were acquired.

Except as set forth in this Statement, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and warrants exercisable or convertible into Common Stock in the aggregate amount of 188,973,824 shares, representing approximately 57.9% of the Common Stock (giving effect to the conversion of the preferred stock and exercise of the warrants owned by Phoenix).  Of these 188,973,824 shares beneficially owned by Phoenix, 158,408,834 of such shares represent shares of Common Stock that Phoenix has the right to acquire upon the exercise or conversion of preferred stock or warrants.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Preferred Stock, options and warrants exercisable or convertible into Common Stock in the aggregate amount of 311,973,786 shares, representing approximately 72.3% of the Common Stock (giving effect to the conversion of the preferred stock and exercise of the warrants owned by Mr. Sassower). 117,509,962 shares represent shares of Common Stock that Mr. Sassower, or an entity controlled by him, has the sole right to vote or dispose of, 188,973,824 shares represent shares of Common Stock that Phoenix owns or has the right to vote or dispose of, 5,500,000 shares represent shares of Common Stock that SG Phoenix LLC has the right to vote or dispose of. Mr. Sassower is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC, except to the extent of his pecuniary interest, if any, therein.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Preferred Stock, options and warrants exercisable or convertible into Common Stock in the aggregate amount of 196,389,495 shares, representing 58.3% of the Common Stock giving effect to the conversion of the preferred stock and exercise of the warrants owned by Mr. Goren). 1,915,671 shares represent shares of Common Stock that Mr. Goren has the sole right to vote or dispose of, 188,973,824 shares of represent shares of Common Stock that Phoenix owns or has the right to vote or dispose of and 5,500,000 shares represent shares of Common Stock that SG Phoenix LLC has the right to vote or dispose of.  Mr. Goren is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC, except to the extent of his pecuniary interest, if any, therein.

(b)  Phoenix has the shared power to vote and the shared power to dispose of 188,973,824 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 117,509,962 shares of Common Stock and has the shared power to vote and the shared power to dispose of 194,473,824 shares of Common Stock.

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Mr. Goren has the sole power to vote and the sole power to dispose of 1,915,671 shares of Common Stock and has the shared power to vote and the shared power to dispose of 194,473,824 shares of Common Stock.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix and the co-managers of SG Phoenix LLC.  Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC, except to the extent of their pecuniary interests, if any, therein.

(c)  Except for the information with respect to the acquisitions by Phoenix, Mr. Sassower and Mr. Goren, as set forth in Items 3 and 4, which is hereby incorporated by reference, none of Phoenix, Mr. Sassower or Mr. Goren has effected any transaction relating to the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented in its entirety as follows:

Phoenix is party to the following agreements with respect to securities of the Issuer:

1.               Amendment No. 1 to Note Purchase Agreement dated November 5, 2009, by and between the Issuer, Xplore Technologies Corporation of America, SG Phoenix, LLC, as Agent and Phoenix.

2.           Amendment No. 2 to Note Purchase Agreement dated November 5, 2009, by and between the Issuer, Xplore Technologies Corporation of America, SG Phoenix, LLC, as Agent and Phoenix.

Phoenix, Mr. Sassower and Mr. Goren are parties to the following agreements with respect to securities of the Issuer:

1.               Exchange Agreement, dated November 3, 2010, by and between the Issuer, Xplore Technologies Corporation of America, Phoenix, as Agent, SG Phoenix LLC, as Agent, Phoenix (individually and not as Agent) and other entities and individuals listed on Schedule I thereto.

2.               Registration Rights Agreement, dated December 16, 2010, by and among the Issuer and the persons executing the agreement as investors.

Item 7.           Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibits:

Exhibit J — Amendment No. 1 to Note Purchase Agreement Dated November 5, 2009

Exhibit K — Amendment No. 2 to Note Purchase Agreement Dated November 5, 2009

Exhibit L — Exchange Agreement

Exhibit M — Registration Rights Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:        December 20, 2010

PHOENIX VENTURE FUND LLC

By:	SG Phoenix Ventures LLC, its Managing Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:        December 20, 2010

/s/ Philip S. Sassower
Philip S. Sassower

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:        December 20, 2010

/s/ Andrea Goren
Andrea Goren

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EXHIBIT J

AMENDMENT NO. 1

TO NOTE PURCHASE AGREEMENT

DATED AS OF NOVEMBER 5, 2009

dated as of August 18, 2010

by and among

XPLORE TECHNOLOGIES CORP.,

XPLORE TECHNOLOGIES CORPORATION OF AMERICA,

and

SG PHOENIX LLC,

as Agent for the Purchasers

This AMENDMENT NO. 1 TO NOTE PURCHASE AGREEMENT DATED AS OF NOVEMBER 5, 2009 is entered into as of August 18, 2009 (this “Amendment Agreement”) by and among XPLORE TECHNOLOGIES CORP., a Delaware corporation (the “Parent”), XPLORE TECHNOLOGIES CORPORATION OF AMERICA, a Delaware corporation (the “Subsidiary”, and together with the Parent, the “Borrowers”), SG PHOENIX LLC, a Delaware limited liability company, as agent for the Purchasers (the “Agent”), and PHOENIX VENTURE FUND LLC, a Delaware limited liability company (“Phoenix”). Phoenix and such other persons designated by Phoenix to purchase a Bridge Note (as defined below) from the Borrowers under this Amendment Agreement are hereby referred to as the “Bridge Note Purchasers” and each, a “Bridge Note Purchaser”.

W I T N E S S E T H:

WHEREAS, the Borrowers and certain Purchasers are parties to the Note Purchase Agreement, dated as of November 5, 2009 (the “Original NPA”), pursuant to which the Borrowers (a) on the Initial Closing Date, sold to the Initial Purchasers the Initial Closing Notes and issued to the Initial Purchasers the Initial Closing Warrants, and such Initial Purchasers purchased such Initial Closing Notes and such Initial Closing Warrants from the Borrowers, and (b) on the Subsequent Closing Date, sold to the Additional Purchasers the Additional Notes and issued to the Additional Purchasers the Additional Warrants, and such Additional Purchasers purchased such Additional Notes and such Additional Warrants from the Borrowers;

WHEREAS, the Borrowers and the Agent desire to amend the Original NPA to, among other things, allow the Borrowers to issue and sell in the sole and absolute discretion of the Agent one or more senior secured promissory notes in the aggregate principal amount of up to $2,000,000 (the “Bridge Notes” and each, a “Bridge Note”) to a Bridge Note Purchaser;

WHEREAS, Section 11.8 of the Original NPA provides that, subject to Section 11.18(b) of the Original NPA, any term of the Original NPA may be amended, and the observance of any term hereof may be waived (either generally or in a particular instance), with the written consent of the Agent, acting on behalf of the Purchasers, and the Borrowers, and that any amendment or waiver effected in accordance with such Section 11.8 shall be binding upon each of the parties to the Original NPA;

NOW, THEREFORE, in consideration of the premises and agreements contained in this Amendment Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, THE PARTIES HERETO AGREE AS FOLLOWS:

SECTION 1.         DEFINITIONS IN THIS AMENDMENT AGREEMENT

Except as otherwise defined in this Amendment Agreement (including the preamble and the recitals hereof), capitalized terms are used herein with the meanings ascribed to such terms in the Original NPA.

SECTION 2.         AMENDMENTS TO ORIGINAL NPA

2.1           Amendment to Recitals of the Original NPA.  The Recitals of the Original NPA are hereby amended and restated in their entirety to read as follows:

“WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Initial Purchasers on the Initial Closing Date (i) senior secured subordinated promissory notes in the aggregate principal amount of not greater than $3,300,000 maturing on the Maturity Date (each, an “Initial Closing Note” and, collectively, the “Initial Closing Notes”) and (ii) warrants to purchase up to such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Initial Closing Notes purchased by such Initial Purchasers, by (y) the Warrant Exercise Price (each, an “Initial Closing Warrant” and, collectively, the “Initial Closing Warrants”), and the Initial Purchasers shall purchase the Initial Closing Notes and the Initial Closing Warrants from the Borrowers on the terms and conditions set forth herein;

WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Additional Purchasers on any Subsequent Closing Date (i) senior secured subordinated promissory notes (each, an “Additional Note” and, collectively, the “Additional Notes”), in an aggregate principal amount which together with the aggregate principal amount of the Initial Closing Notes does not exceed $3,300,000 maturing on the Maturity Date and (ii) warrants to purchase such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Additional Notes purchased by such Additional Purchasers, by (y) the Warrant Exercise Price (each, an “Additional Warrant” and, collectively, the “Additional Warrants”) and such Additional Purchasers shall purchase such Additional Notes and such Additional Warrants from the Borrowers on the terms and conditions set forth herein;

WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Bridge Note Purchasers, in the sole and absolute discretion of the Agent, on any Bridge Closing Date (i) senior secured subordinated promissory notes (each, a “Bridge Note” and, collectively, the “Bridge Notes” and, together with the Additional Notes and the Initial Closing Notes, the “Notes”), in an aggregate principal amount not exceed $2,000,000 maturing on the Maturity Date and (ii) warrants to purchase such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Bridge Notes purchased by such Bridge Note Purchasers, by (y) $0.07 (each, a “Bridge Note Warrant” and, collectively, the “Bridge Note Warrants” and together with the Additional Warrants and the Initial Closing Warrants, the “Warrants”), and such Bridge Note Purchasers shall purchase such Bridge Notes and such Bridge Note Warrants from the Borrowers on the terms and conditions set forth herein; and

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WHEREAS, the board of directors of each of the Parent and of the Subsidiary has approved the execution and delivery of this Agreement, all ancillary agreements related hereto, and the transactions contemplated hereby.”

2.2           Amendments to Section 1 of the Original NPA.

(a)           Amendment to Section 1.1 of the Original NPA.  Section 1.1 of the Original NPA is hereby amended by the addition of Section 1.1(c) at the end of Section 1.1, such added Section 1.1(c) to read in its entirety as follows:

“(c)         Subject to the terms and conditions of this Agreement, on or prior to any Bridge Closing Date, the Borrowers shall have authorized the issuance and sale to the Bridge Note Purchasers of (i) all Bridge Notes to be issued at any Bridge Closing in the form attached hereto as Exhibit A, and (ii) the Bridge Note Warrants, in the form attached hereto as Exhibit B.”

(b)           Amendment to Section 1.3 of the Original NPA.  The last sentence of Section 1.3 of the Original NPA is hereby amended and restated in its entirety to read as follows:

“1.3         At any time and from time to time, in the sole discretion of the Agent, one or more Bridge Note Purchasers may purchase at one or more Bridge Closings, (i) Bridge Notes, the aggregate purchase price of which shall not exceed $2,000,000 and (ii) Bridge Note Warrants for the number of shares of Common Stock as determined by dividing (x) 100% of the principal amount of such Bridge Notes purchased by such Bridge Note Purchasers by $0.07. Schedule III attached hereto shall be amended from time to time concurrent with each Bridge Closing to include the names of the Bridge Note Purchasers purchasing the Bridge Notes and Bridge Note Warrants at such Bridge Closing as well as the purchase price of the Bridge Notes, and the number of shares of Common Stock that can be purchased on exercise of the Bridge Note Warrants issued in connection with such Bridge Closing.  The aggregate purchase price for the Notes and Warrants shall not exceed $5,300,000.”

(c)           Amendment to Section 1.4 of the Original NPA.  Section 1.4 of the Original NPA is hereby and restated in its entirety as follows:

“The Borrowers agree to use the net proceeds from the sale and issuance of the Notes and Warrants pursuant to this Agreement for working capital, product development and other general corporate purposes.”

(d)           Amendment to Section 1 of the Original NPA.  Section 1 of the Original NPA is hereby amended by the addition of the following as a new Section 1.7:

“1.7         Bridge Closings.  Subject to the satisfaction or waiver of the closing conditions set forth in Sections 5.1, 5.3 and 5.4, in the sole and absolute discretion of the Agent, closings with respect to the Bridge Notes and Bridge Warrants shall

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take place at the offices of Pillsbury Winthrop Shaw Pittman, 1540 Broadway, New York, NY 10036 on such date and at such time as the Borrowers and the Agent, acting on behalf of the Purchasers, mutually agree upon in writing (each a “Bridge Closing” and collectively, the “Bridge Closings”).  The date of each Bridge Closing is referred to herein as a “Bridge Closing Date”.

At each Bridge Closing, the Borrowers shall deliver to each Bridge Note Purchaser (i) a Bridge Note, dated as of such Bridge Closing Date, in an original principal amount equal to the dollar amount set forth opposite such Bridge Note Purchaser’s name under the heading “Bridge Note Purchase Price” on Schedule III hereto, which shall be updated by the Borrowers and the Agent, acting on behalf of the Purchasers, from time to time as necessary upon each Bridge Closing, with respect to such Bridge Purchaser and (ii) Bridge Note Warrants for the number of shares of Common Stock set forth opposite such Bridge Note Purchaser’s name under the heading “Number of Bridge Note Warrant Shares” in Schedule III hereto, which shall be updated by the Borrowers and the Agent, acting on behalf of the Purchasers, from time to time as necessary upon each Bridge Closing, all against payment in the amounts set forth opposite such Bridge Note Purchaser’s name under the heading “Bridge Note Purchase Price” on Schedule III hereto, by any combination of (i) check or (ii) wire transfer of immediately available funds to such account as the Borrowers designate.”

2.3           Amendment to Section 2.1 of the Original NPA.  Section 2.1 of the Original NPA is hereby amended and restated in its entirety to read as follows:

“The Notes shall be issued in the aggregate principal amount of up to $5,300,000 and shall bear interest, and otherwise be in the form attached hereto as Exhibit A.  Payment of all principal and accrued and unpaid interest on any Note shall be made in full no later than the Maturity Date.”

2.4           Amendment to Section 2.3 of the Original NPA.  Section 2.3 of the Original NPA is hereby amended and restated in its entirety to read as follows:

“The indebtedness under the Notes (including the right of repayment of principal of and interest on the Notes) and the security interest of the Purchasers in the assets of the Borrowers shall be subordinated to the indebtedness and security interest of DSCH Capital Partners, LLC, d/b/a Far West Capital, a Texas limited liability company (“Far West”), up to a maximum amount of $4,750,000 under that certain Accounts Receivable Purchasing Agreement, dated December 10, 2009 (as the same may from time to time be amended, modified, supplemented or refinanced with Far West, the “Senior Credit Agreement”), in accordance with the Far West Subordination Agreement executed on December 10, 2009 (the “Far West Subordination Agreement”).”

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2.5           Amendments to Section 5 of the Original NPA.

(a)           Amendment to Section 5.3 of the Original NPA.  The heading and preamble to Section 5.3 of the Original NPA are hereby amended and restated to read as follows:

“Conditions of Additional Purchasers’ and Bridge Note Purchasers’ Obligations at any Subsequent Closing or Bridge Closing.  In addition to the conditions set forth in Section 5.1, the obligations of each Additional Purchaser or Bridge Note Purchaser, as the case may be, under Section 1.3 of this Agreement are subject to the satisfaction by the Borrowers on each Subsequent Closing Date or Bridge Closing Date, as the case may be, of the following conditions:”

(b)           Amendment to Section 5.3 of the Original NPA.  Section 5.3 is hereby amended by the addition of the following subsections at the end of Section 5.3, such added subsections to read as follows:

“(g)         Supplemental Schedule III.  On or before any Bridge Closing Date, the Parent shall deliver to the Agent, acting on behalf of each Bridge Note Purchaser, a supplement to Schedule III reflecting the amount of the Bridge Notes and the Bridge Note Warrants that the Borrowers will issue to each Bridge Note Purchaser on such Bridge Closing Date and the aggregate purchase price therefor.

(h)           Bridge Notes.  The Parent shall deliver to the Agent, acting on behalf of each Bridge Note Purchaser, such Bridge Note Purchaser’s Bridge Notes.

(i)            Bridge Note Warrants.  With respect to any Bridge Closing, the Parent shall deliver to the Agent, acting on behalf of each Bridge Note Purchaser, such Bridge Note Purchaser’s Bridge Note Warrants.”

2.6           Amendments to, and Addition of, Certain Definitions in Section 9 of the Original NPA.

(a)           Amendment to Definition of “Purchasers” in the Original NPA.  The definition of “Purchasers” in the Original NPA shall be deemed to include the Bridge Note Purchaser(s).

(b)           Amendment to Definition of “Warrant Exercise Price” in Section 9 of the Original NPA.  The definition of “Warrant Exercise Price” in Section 9 of the Original NPA is hereby amended and restated in its entirety to read as follows:

““Warrant Exercise Price” shall mean, with respect to the Initial Closing Warrants and any Additional Warrants, $0.10 per share; and with respect to the Bridge Note Warrants, $0.07 per share.”

(c)           Amendment to Definition of “Closing Date” in Section 9 of the Original NPA.  The definition of “Closing Date” in Section 9 of the Original NPA is hereby amended to include any Bridge Closing Dates.

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(d)           Amendment to Definition of “Loan Documents” in Section 9 of the Original NPA.  The definition of “Loan Documents” in Section 9 of the Original NPA is hereby amended to delete the reference to the SVB Subordination Agreement and include the term the “Bridge Note Warrants”.

(e)           Addition of Certain Definitions to Section 9 of the Original NPA.  The following definitions are hereby added to Section 9 of the Original NPA:

““Bridge Note(s)” shall have the meaning ascribed to it in the recitals.”

““Bridge Note Warrant(s)” shall have the meaning ascribed to it in the recitals.”

““Far West Subordination Agreement” shall have the meaning ascribed to it in Section 2.3.”

““Financial Statements” shall mean the audited consolidated financial statements of the Parent as at and for the years ended March 31, 2010 and 2009 and the unaudited financial statements of the Parent as at and for the periods ended June 30, 2010 and 2009.”

““Loan Documents” shall mean the Notes, the Security Agreement, the Subordination Agreement, the Far West Subordination Agreement, the Warrants and all agreements related hereto and thereto.”

““SEC Reports” shall mean the Parent’s Annual Report on Form 10-K for the year ended March 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.”

2.7           Amendment to Section 11.6 of the Original NPA.  Subsection (b) of the Original NPA is hereby amended and restated to read as follows:

“if (i) to an Additional Purchaser, to such Additional Purchaser’s address set forth on Schedule II hereto, or at such other address or facsimile number as such Additional Purchaser shall have furnished to the Parent in writing or (ii) to a Bridge Note Purchaser, to such Bridge Note Purchaser’s address set forth on Schedule III hereto, or at such other address or facsimile number as such Bridge Note Purchaser shall have furnished to the Parent in writing; or”

SECTION 3.         JOINDER OF BRIDGE NOTE PURCHASER

Each Bridge Note Purchaser hereby acknowledges, agrees and confirms that, by its execution of this Amendment Agreement, such Bridge Note Purchaser will be deemed to be a party to the Agreement and a “Purchaser” for all purposes of the Agreement, and shall be deemed to have made all representations and warranties of a Purchaser thereunder and shall have the rights and be subject to all of the obligations of a Purchaser thereunder as if it had

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executed the Agreement as an original signatory.  Each Bridge Note Purchaser hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions applicable to the Purchasers contained in the Agreement.  On or prior to any Bridge Note Closing any additional Bridge Note Purchasers shall be required to execute a joinder to this Amendment Agreement or the Agreement making all of the foregoing acknowledgements, agreements, confirmations and ratifications.

SECTION 4.         REPRESENTATIONS AND WARRANTIES

The Borrowers represent and warrant to the Bridge Note Purchasers and the Agent that, except as set forth on the Bring-Down Disclosure Schedule attached hereto as Annex A (the “Bring-Down Disclosure Schedule”), all representations and warranties contained in the Agreement and in the Security Agreement are true and correct in all respects at and as of the date hereof as if made on the date hereof and on any Bridge Closing Date as if made on such date; provided, however, that, for the purpose of the representations and warranties made by the Borrowers under this Section 4, the references in the Agreement to the schedules in the Disclosure Schedule attached to the Agreement shall be deemed to be the references to the schedules in the Bring-Down Disclosure Schedule.  The Borrowers further represent and warrant to the Bridge Note Purchasers and the Agent that (a) no Event of Default has occurred, or will occur, before and after giving effect to the transactions contemplated by this Amendment Agreement, (b) the Borrowers do not have outstanding, as of the date hereof, and will not have after giving effect to the issuance of the Bridge Notes, any indebtedness for borrowed money other than the Note Indebtedness and the indebtedness under the Senior Credit Agreement, and (c) the Borrowers maintains the same insurance coverage (including scope and amounts) with the same carriers as Borrowers had on the Initial Closing Date.

In addition to the foregoing, the Borrowers, jointly and severally, hereby represent and warrant to each Bridge Note Purchaser as of the applicable Bridge Closing Date the following:

4.1           Corporate Power and Authority.  Each of the Borrowers has all requisite corporate power and authority to execute and deliver the Loan Documents and this Amendment Agreement to which it is a party.  The Borrowers have all requisite corporate power and authority to issue and sell the Bridge Notes and the Bridge Warrants to the Bridge Note Purchasers hereunder. Each of the Borrowers has all requisite corporate power and authority to carry out and perform its obligations under the terms of this Amendment Agreement and the Loan Documents.

4.2           Authorization.  The execution, delivery and performance by each Borrower of this Amendment Agreement and the related Loan Agreements, the sale, issuance and delivery of the Bridge Notes and the Bridge Warrants and the performance of all of the obligations of the Borrowers under this Amendment Agreement and each of the related Loan Documents have been authorized by each Borrower’s Board of Directors, no other corporate action on the part of any Borrower and, except as set forth on Schedule 4.2, no other corporate or other approval or authorization is required on the part of any Borrower or any other Person, by Law or otherwise, in order to make this Amendment Agreement and the related Loan Documents the valid, binding and enforceable obligations (subject to (i) Laws of general application relating to bankruptcy,

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insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies) of the Borrowers, as the case may be.  This Amendment Agreement and each of the related Loan Documents, when executed and delivered by each of the Borrowers that is a party thereto, will constitute a valid and legally binding obligation of such Borrower, enforceable against such Borrower in accordance with its respective terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.

4.3           Permits.  No Permit will be suspended, cancelled or adversely modified as a result of the execution and delivery of this Amendment Agreement and the related Loan Documents.

4.4           Material Contracts.  There is no material breach, violation or default by a Borrower under any Material Contract, and to each Borrower’s Knowledge, no event (including, without limitation, the transactions contemplated by this Amendment Agreement) has occurred which, with notice or lapse of time or both, would (A) constitute a material breach, violation or default by a Borrower under any such Material Contract, or (B) give rise to any Lien (other than a Permitted Lien) or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against a Borrower under any such Material Contract, which expiration, termination or event would cause a Material Adverse Effect.

4.5           Absence of Conflicts.  The execution, delivery, and performance of, and compliance with this Amendment Agreement and the related Loan Documents, and the consummation of the transactions contemplated hereby and thereby, have not and will not:

(a)           violate, conflict with or result in a breach of any provision of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of (i) Borrower’s Certificate of Incorporation or its Bylaws, or (ii) any Material Contract, or result in the creation of any Lien (other than a Permitted Lien or the liens granted under the Security Agreement) upon any of the assets, properties or business of either Borrower; or

(b)           violate any judgment, ruling, order, writ, injunction, award, decree, or any Law or regulation of any court or federal, state, county or local government or any other governmental, regulatory or administrative agency or authority which is applicable to either Borrower or any of their assets, properties or businesses.

4.6           Consents.  No consent, approval, waiver or authorization, or designation, declaration, notification, or filing with any person or entity (governmental or private), is required by any Borrower in connection with the valid execution, delivery and performance of this Amendment Agreement or the related Loan Documents, the offer, sale or issuance of the Bridge Notes and Bridge Warrants other than notifications or filings as provided on Schedule 4.5.

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4.7           Offering of Bridge Notes and Bridge Warrants.  No form of general solicitation or general advertising was used by the Borrowers or any of their agents or representatives in connection with the offer and sale of the Bridge Notes and the Bridge Warrants.

4.8           SEC Reports; Disclosure.  (a)  The Parent has made available to the Bridge Note Purchasers, in the form filed with the SEC (including any amendments thereto) its Annual Report on Form 10-K for the year ended March 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (collectively, the “SEC Reports”).

(b)           None of (i) this Amendment Agreement (including, without limitation, the Bring-Down Disclosure Schedule and the Schedules and Exhibits attached hereto), (ii) any related Loan Document, or (iii) the SEC Reports contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein in light of the circumstances under which they were made not misleading.  There is no fact which, to the Knowledge of either Borrower, has not been disclosed to the Bridge Note Purchasers, which could reasonably be expected to have a Material Adverse Effect on the ability of either Borrower to perform its obligations under this Amendment Agreement or the related Loan Documents.

4.9           Financial Statements.  Included in the SEC Reports are the audited consolidated financial statements of the Parent as at and for the years ended March 31, 2010 and 2009 and the unaudited financial statements of the Parent as at and for the periods ended June 30, 2010 and 2009 (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP and fairly present the financial condition and operating results of the Borrowers on a Consolidated basis as of the dates and for the periods, indicated therein.  Except as set forth in the Financial Statements, the Borrowers have no liabilities, obligations or commitments of any nature (whether accrued, absolute, contingent, unliquidated or otherwise, due or to become due and regardless of when addressed), which are required to be included in the Financial Statements in accordance with GAAP other than (a) liabilities that have arisen in the ordinary course of business since June 30, 2010 that are not reasonably be expected to have a Material Adverse Effect and (b) obligations to perform after the date hereof any contracts or agreements which have been disclosed or which are not required to be disclosed in the SEC Reports because such contracts and agreements are not material to the Borrowers.

SECTION 5.         ADDITIONAL CONDITIONS PRECEDENT

The effectiveness of this Amendment Agreement and additional conditions to the Bridge Note Purchaser’s obligations to purchase the Bridge Notes on the date of this Amendment Agreement and from time to time thereafter, in its sole and absolute discretion of the Agent, in all events is subject to satisfaction, in sole determination by the Agent, of all of the following additional conditions.

5.1           Financial Reports.  Upon the request of the Agent at least five business days prior to a Bridge Closing, delivery to the Agent of a financial report as of the date three business days prior to such Bridge Closing setting forth the following: the current amount of cash the Borrowers have in all of its bank accounts, and detailed accounts receivable and

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accounts payable ageing for the current period and for 1-30 days, 31-60 days, 61-90 days and over 90 days past due periods in reasonable detail.

5.2           Executed Documents.  This Amendment Agreement and all other documents and instruments contemplated hereby and thereby shall have been duly authorized and executed by each of the parties thereto in form and substance satisfactory to the Agent, and the Borrowers shall have delivered sufficient original counterparts thereof to the Agent.

5.3           Lien Priority.  The security interests in favor of the Agent and pursuant to the Security Agreement shall be valid and perfected Liens on the Collateral, subject to no Liens other than Permitted Liens.

5.4           No Litigation.  No action, suit, proceeding, claim or dispute shall have been brought or otherwise have arisen at law, in equity, in arbitration or by or before any Governmental Authority or arbitrator against the Borrowers or any of their respective assets that could reasonably be expected to have a Material Adverse Effect.

5.5           Closing Certificates.

(a)           Officer’s Certificate.  The Agent shall have received a certificate from the chief financial officer of each of the Borrowers in form and substance reasonably satisfactory to the Agent, to the effect that, except as set forth in the Bring-Down Disclosure Schedule and the other schedules to Section 4, all representations and warranties of the Borrowers contained in this Amendment Agreement and the Agreement are true, correct and complete; that neither Borrower is in violation of any of the covenants contained in the Agreement; that, before and after giving effect to the transactions contemplated by this Amendment Agreement, no Event of Default has occurred and is continuing; and that the Borrowers have satisfied each of the closing conditions to be satisfied hereby; and that the Borrowers have filed all required tax returns and have paid or made provision for payment of all taxes and other assessments shown as due on such returns.

(b)           Certificate of Secretary of Borrowers.  On the date hereof, the Agent shall have received a certificate of the secretary or assistant secretary of each Borrower certifying as to the incumbency and genuineness of the signature of each officer of such Borrower executing any document in connection with the transactions contemplated hereby and certifying that attached thereto is (i) a true and complete copy of the certificate of incorporation of the Parent, and all amendments thereto including the Certificate of Designation of the Series C Preferred Stock, certified by the appropriate Governmental Authority in its jurisdiction of incorporation, which is in full force and effect on the date hereof; (ii) a true and complete copy of the certificate of incorporation of the Subsidiary and all amendments thereto, certified by the appropriate Governmental Authority in its jurisdiction of incorporation, which is in full force and effect on the date hereof; (iii) a true and complete copy of the bylaws of the Parent as in effect on the date hereof; (iv) a true and complete copy of resolutions duly adopted by the Board of Directors of each Borrower authorizing the issuance of the Bridge Notes, the execution, delivery and performance of this Amendment Agreement, and the other documents

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relating hereto or thereto; and (v) true, complete and correct copies of certificates of insurance for each of the Borrower’s insurance policies each showing the Agent as an additional insured and/or loss payee, other than its directors and officers insurance policy.  On each Bridge Closing Date, after the initial Bridge Closing Date, the Agent shall have received a certificate of the secretary or assistant secretary of each Borrower certifying that since the initial Bridge Closing Date (i) the certificate of incorporation of the Parent, and all amendments thereto, including the Certificate of Designation of the Series C Preferred Stock, has not been amended, modified or cancelled and is in full force and effect; (ii) the certificate of incorporation of the Subsidiary, and all amendments thereto, have not been amended, modified or cancelled and are in full force and effect; (iii) the bylaws of the Parent have not been amended, modified or cancelled and are in full force and effect; (iv) the resolutions duly adopted by the Board of Directors of each Borrower authorizing the issuance of the Bridge Notes, the execution, delivery and performance of this Amendment Agreement, and the other documents relating hereto or thereto have not been amended or modified and remain in full force and effect; (v) the Borrower’s insurance policies have not been amended, modified or cancelled and are in full force and effect; and (vi) certificates of insurance for each of the Borrower’s insurance policies each showing the Agent as an additional insured and/or loss payee, other than its directors and officers insurance policy, have not been amended, modified or cancelled and are in full force and effect.

(c)           Certificates of Good Standing.  On or before the date hereof, the Agent shall have received certificates as of a recent date of the good standing of each Borrower under the laws of its jurisdiction of incorporation and the State of Texas.

5.6           Consents.  The Borrowers shall have delivered to the Agent all necessary approvals, authorizations and consents, if any, of all Persons, Governmental Authorities, and courts having jurisdiction with respect to the execution and delivery of this Amendment Agreement and the other documents relating hereto or thereto and all such approvals shall be in form and substance satisfactory to the Agent.

5.7           No Injunction, Etc.  No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Authority or arbitrator challenging or seeking to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of this Amendment Agreement and the other documents relating hereto or thereto, or the consummation of the transactions contemplated hereby or thereby, or which, as determined by the Agent in its sole discretion, would make it inadvisable to consummate such transactions.  No order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority or arbitrator preventing such transactions shall be in effect.  The issuance of the Bridge Notes on the date hereof or any subsequent Bridge Closing Date and the consummation of such transactions shall not be prohibited by any applicable Law or other legal requirement and shall not subject any Bridge Note Purchaser to any penalty or, in the sole judgment of the Agent, any other liability or onerous condition under any applicable Law.

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5.8           Proceedings and Documents.  All opinions, certificates and other instruments and all proceedings in connection with the transactions contemplated by this Amendment Agreement and the other documents relating hereto or thereto shall be reasonably satisfactory in form and substance to the Agent.  The Agent shall have received copies of all other instruments and other evidence as the Agent may reasonably request, in form and substance reasonably satisfactory to the Agent, with respect to the transactions contemplated by this Amendment Agreement and the other documents relating hereto or thereto and the taking of all actions in connection herewith or therewith.  The Agent shall have received such other agreements, instruments, approvals, opinions, certificates and other documents as the Agent may reasonably request in connection with such transactions and actions, all in form and substance satisfactory to the Agent, in its sole discretion.

SECTION 6.         COVENANTS

Section 2(d) of Exhibit F to the Original NPA is hereby amended by adding the following to the end of such sentence: “and as provided under the Senior Credit Agreement up to a maximum amount of $4,750,000.”

Section 2(g) of Exhibit F to the Original NPA is hereby amended and restated in its entirety as follows:

“(g) incur any indebtedness other than under the Senior Credit Agreement up to a maximum of $4,750,000 thereunder or with the prior written consent of the Agent.”

Section 2(h) of Exhibit F to the Original NPA is hereby amended and restated in its entirety as follows:

“(h) guarantee or otherwise become liable with respect to the obligations of another party or entity.”

SECTION 7.         EFFECTIVENESS OF AMENDMENTS

The amendments to the Original NPA contained in this Amendment Agreement shall become effective on and as of the date hereof. From and after such date, each reference in the Original NPA (including the schedules and exhibits thereto) to the “Agreement”, or any like expression referring to the Original NPA, shall be deemed to refer to the Original NPA as amended by this Amendment Agreement.  The Original NPA, other than as amended hereby, shall remain unchanged and in full force and effect.

SECTION 8.         MISCELLANEOUS

8.1           Severability.  Whenever possible, each provision of this Amendment Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amendment Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or

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unenforceability will not affect any other provision or any other jurisdiction, but this Amendment Agreement will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

8.2           Titles and Subtitles.  The titles and subtitles used in this Amendment Agreement are used for convenience only and are not to be considered in construing or interpreting this Amendment Agreement.

8.3           Governing Law; Consent to Jurisdiction.  This Amendment Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, excluding the application of any conflicts of laws principles which would require the application of the Laws of another state. Each of the parties hereto hereby irrevocably consents to the (non-exclusive) jurisdiction of the courts of the State of New York and of any Federal court located therein in connection with any suit, action or other proceeding arising out of or relating to this Amendment Agreement and waives any objection to venue in the State of New York.

8.4           Counterparts. This Amendment Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed by their respective officers as of the day and year first above written.

BORROWERS:	XPLORE TECHNOLOGIES CORP.

	By:	/s/ MICHAEL J. RAPISAND
		Name:	Michael J. Rapisand
		Title:	Chief Financial Officer

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

	By:	/s/ MICHAEL J. RAPISAND
		Name:	Michael J. Rapisand
		Title:	Chief Financial Officer

AGENT:	SG PHOENIX LLC

	By:	/s/ ANDREA GOREN
		Name:	Andrea Goren
		Title:	Member

ACKNOWLEDGED AND AGREED TO:

BRIDGE NOTE PURCHASER:	PHOENIX VENTURE FUND LLC

	By:	SG Phoenix Ventures LLC,
its Managing Member

		By:	/s/ ANDREA GOREN
			Name:	Andrea Goren
			Title:	Member

Exhibit K

EXECUTION COPY

AMENDMENT NO. 2

TO NOTE PURCHASE AGREEMENT

DATED AS OF NOVEMBER 5, 2009

dated as of November 3, 2010

by and among

XPLORE TECHNOLOGIES CORP.,

XPLORE TECHNOLOGIES CORPORATION OF AMERICA,

and

SG PHOENIX LLC,

as Agent for the Purchasers

This AMENDMENT NO. 2 TO NOTE PURCHASE AGREEMENT DATED AS OF NOVEMBER 5, 2009 is entered into as of November 3, 2010 (this “Amendment Agreement”) by and among XPLORE TECHNOLOGIES CORP., a Delaware corporation (the “Parent”), XPLORE TECHNOLOGIES CORPORATION OF AMERICA, a Delaware corporation (the “Subsidiary”, and together with the Parent, the “Borrowers”), SG PHOENIX LLC, a Delaware limited liability company, as agent for the Purchasers (the “Agent”), and PHOENIX VENTURE FUND LLC, a Delaware limited liability company (“Phoenix”). Phoenix and such other affiliated entities designated by Phoenix to purchase a Bridge Note (as defined below) from the Borrowers under this Amendment Agreement are hereby referred to as the “Bridge Note Purchasers” and each, a “Bridge Note Purchaser”.

W I T N E S S E T H:

WHEREAS, the Borrowers and certain Purchasers are parties to the Note Purchase Agreement, dated as of November 5, 2009, as amended by Amendment No. 1 to Note Purchase Agreement dated as of November 5, 2009 (such Note Purchase Agreement, as so amended, the “Original NPA”), pursuant to which the Borrowers (a) on the Initial Closing Date, sold to the Initial Purchasers the Initial Closing Notes and issued to the Initial Purchasers the Initial Closing Warrants, and such Initial Purchasers purchased such Initial Closing Notes and such Initial Closing Warrants from the Borrowers, (b) on the Subsequent Closing Date, sold to the Additional Purchasers the Additional Notes and issued to the Additional Purchasers the Additional Warrants, and such Additional Purchasers purchased such Additional Notes and such Additional Warrants from the Borrowers, and (c) on Bridge Closing Dates, sold to certain Bridge Note Purchasers Bridge Notes and issued to certain Bridge Note Purchasers Bridge Note Warrants and such Bridge Note Purchasers purchased such Bridge Notes and such Bridge Note Warrants from the Borrowers;

WHEREAS, the Borrowers and the Agent desire to amend the Original NPA to, among other things, (a) allow the Borrowers to issue and sell in the sole and absolute discretion of the Agent up to an additional $1,000,000 in Bridge Notes for an aggregate principal amount of up to $3,000,000 in Bridge Notes and (b) reduce the exercise price of the Bridge Note Warrants from $.07 per share to $.04 per share; and

WHEREAS, Section 11.8 of the Original NPA provides that, subject to Section 11.18(b) of the Original NPA, any term of the Original NPA may be amended, and the observance of any term hereof may be waived (either generally or in a particular instance), with the written consent of the Agent, acting on behalf of the Purchasers, and the Borrowers, and that any amendment or waiver effected in accordance with such Section 11.8 shall be binding upon each of the parties to the Original NPA.

NOW, THEREFORE, in consideration of the premises and agreements contained in this Amendment Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, THE PARTIES HERETO AGREE AS FOLLOWS:

SECTION 1.         DEFINITIONS IN THIS AMENDMENT AGREEMENT

Except as otherwise defined in this Amendment Agreement (including the preamble and the recitals hereof), capitalized terms are used herein with the meanings ascribed to such terms in the Original NPA.

SECTION 2.         AMENDMENTS TO ORIGINAL NPA

2.1           Amendment to Recitals of the Original NPA.  The third Recital of the Original NPA is hereby amended and restated in its entirety to read as follows:

“WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Bridge Note Purchasers, in the sole and absolute discretion of the Agent, on any Bridge Closing Date (i) senior secured subordinated promissory notes (each, a “Bridge Note” and, collectively, the “Bridge Notes” and, together with the Additional Notes and the Initial Closing Notes, the “Notes”), in an aggregate principal amount not exceed $3,000,000 maturing on the Maturity Date and (ii) warrants to purchase such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Bridge Notes purchased by such Bridge Note Purchasers, by (y) the Warrant Exercise Price (each, a “Bridge Note Warrant” and, collectively, the “Bridge Note Warrants” and together with the Additional Warrants and the Initial Closing Warrants, the “Warrants”), and such Bridge Note Purchasers shall purchase such Bridge Notes and such Bridge Note Warrants from the Borrowers on the terms and conditions set forth herein;”

2.2           Amendment to Section 1.3 of the Original NPA.  The last sentence of Section 1.3 of the Original NPA is hereby amended and restated in its entirety to read as follows:

“1.3         At any time and from time to time, in the sole discretion of the Agent, one or more Bridge Note Purchasers may purchase at one or more Bridge Closings, (i) Bridge Notes, the aggregate purchase price of which shall not exceed $3,000,000 and (ii) Bridge Note Warrants for the number of shares of Common Stock as determined by dividing (x) 100% of the principal amount of such Bridge Notes purchased by such Bridge Note Purchasers by the Warrant Exercise Price.  Schedule III attached hereto shall be amended from time to time concurrent with each Bridge Closing to include the names of the Bridge Note Purchasers purchasing the Bridge Notes and Bridge Note Warrants at such Bridge Closing as well as the purchase price of the Bridge Notes, and the number of shares of Common Stock that can be purchased on exercise of the Bridge Note Warrants issued in connection with such Bridge Closing.  The aggregate purchase price for the Notes and Warrants shall not exceed $6,300,000.”

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2.3           Amendment to Section 2.1 of the Original NPA.  Section 2.1 of the Original NPA is hereby amended and restated in its entirety to read as follows:

“The Notes shall be issued in the aggregate principal amount of up to $6,300,000 and shall bear interest, and otherwise be in the form attached hereto as Exhibit A.  Payment of all principal and accrued and unpaid interest on any Note shall be made in full no later than the Maturity Date.”

2.4           Amendment to Definition of “Warrant Exercise Price” in Section 9 of the Original NPA.  The definition of “Warrant Exercise Price” in Section 9 of the Original NPA is hereby amended and restated in its entirety to read as follows:

““Warrant Exercise Price” shall mean, with respect to the Initial Closing Warrants and any Additional Warrants, $0.10 per share; and with respect to the Bridge Note Warrants, $0.04 per share.”

SECTION 3.         [RESERVED].

SECTION 4.         REPRESENTATIONS AND WARRANTIES

The Borrowers represent and warrant to the Bridge Note Purchasers and the Agent that, except as set forth on the Bring-Down Disclosure Schedule attached hereto as Annex A (the “Bring-Down Disclosure Schedule”), all representations and warranties contained in the Agreement and in the Security Agreement are true and correct in all respects at and as of the date hereof as if made on the date hereof and on any Bridge Closing Date as if made on such date; provided, however, that, for the purpose of the representations and warranties made by the Borrowers under this Section 4, the references in the Agreement to the schedules in the Disclosure Schedule attached to the Agreement shall be deemed to be the references to the schedules in the Bring-Down Disclosure Schedule.  The Borrowers further represent and warrant to the Bridge Note Purchasers and the Agent that (a) no Event of Default has occurred, or will occur, before and after giving effect to the transactions contemplated by this Amendment Agreement, (b) the Borrowers do not have outstanding, as of the date hereof, and will not have after giving effect to the issuance of the Bridge Notes, any indebtedness for borrowed money other than the Note Indebtedness and the indebtedness under the Senior Credit Agreement, and (c) the Borrowers maintains the same insurance coverage (including scope and amounts) with the same carriers as Borrowers had on the Initial Closing Date.

In addition to the foregoing, the Borrowers, jointly and severally, hereby represent and warrant to each Bridge Note Purchaser as of the applicable Bridge Closing Date the following:

4.1           Corporate Power and Authority.  Each of the Borrowers has all requisite corporate power and authority to execute and deliver the Loan Documents and this Amendment Agreement to which it is a party.  The Borrowers have all requisite corporate power and authority to issue and sell the Bridge Notes and the Bridge Warrants to the Bridge Note Purchasers hereunder.

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Each of the Borrowers has all requisite corporate power and authority to carry out and perform its obligations under the terms of this Amendment Agreement and the Loan Documents.

4.2           Authorization.  The execution, delivery and performance by each Borrower of this Amendment Agreement and the related Loan Agreements, the sale, issuance and delivery of the Bridge Notes and the Bridge Warrants and the performance of all of the obligations of the Borrowers under this Amendment Agreement and each of the related Loan Documents have been authorized by each Borrower’s Board of Directors, no other corporate action on the part of any Borrower and, except as set forth on Schedule 4.2, no other corporate or other approval or authorization is required on the part of any Borrower or any other Person, by Law or otherwise, in order to make this Amendment Agreement and the related Loan Documents the valid, binding and enforceable obligations (subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies) of the Borrowers, as the case may be. This Amendment Agreement and each of the related Loan Documents, when executed and delivered by each of the Borrowers that is a party thereto, will constitute a valid and legally binding obligation of such Borrower, enforceable against such Borrower in accordance with its respective terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.

4.3           Permits.  No Permit will be suspended, cancelled or adversely modified as a result of the execution and delivery of this Amendment Agreement and the related Loan Documents.

4.4           Material Contracts.  There is no material breach, violation or default by a Borrower under any Material Contract, and to each Borrower’s Knowledge, no event (including, without limitation, the transactions contemplated by this Amendment Agreement) has occurred which, with notice or lapse of time or both, would (A) constitute a material breach, violation or default by a Borrower under any such Material Contract, or (B) give rise to any Lien (other than a Permitted Lien) or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against a Borrower under any such Material Contract, which expiration, termination or event would cause a Material Adverse Effect.

4.5           Absence of Conflicts.  The execution, delivery, and performance of, and compliance with this Amendment Agreement and the related Loan Documents, and the consummation of the transactions contemplated hereby and thereby, have not and will not:

(a)           violate, conflict with or result in a breach of any provision of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of (i) Borrower’s Certificate of Incorporation or its Bylaws, or (ii) any Material Contract, or result in the creation of any Lien (other than a Permitted Lien or the liens granted under the Security Agreement) upon any of the assets, properties or business of either Borrower; or

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(b)           violate any judgment, ruling, order, writ, injunction, award, decree, or any Law or regulation of any court or federal, state, county or local government or any other governmental, regulatory or administrative agency or authority which is applicable to either Borrower or any of their assets, properties or businesses.

4.6           Consents.  No consent, approval, waiver or authorization, or designation, declaration, notification, or filing with any person or entity (governmental or private), is required by any Borrower in connection with the valid execution, delivery and performance of this Amendment Agreement or the related Loan Documents, the offer, sale or issuance of the Bridge Notes and Bridge Warrants other than notifications or filings as provided on Schedule 4.6.

4.7           Offering of Bridge Notes and Bridge Warrants.  No form of general solicitation or general advertising was used by the Borrowers or any of their agents or representatives in connection with the offer and sale of the Bridge Notes and the Bridge Warrants.

4.8           SEC Reports; Disclosure.  (a)  The Parent has made available to the Bridge Note Purchasers, in the form filed with the SEC (including any amendments thereto) its Annual Report on Form 10-K for the year ended March 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (collectively, the “SEC Reports”).

(b)           None of (i) this Amendment Agreement (including, without limitation, the Bring-Down Disclosure Schedule and the Schedules and Exhibits attached hereto), (ii) any related Loan Document, or (iii) the SEC Reports contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein in light of the circumstances under which they were made not misleading.  There is no fact which, to the Knowledge of either Borrower, has not been disclosed to the Bridge Note Purchasers, which could reasonably be expected to have a Material Adverse Effect on the ability of either Borrower to perform its obligations under this Amendment Agreement or the related Loan Documents.

4.9           Financial Statements.  Included in the SEC Reports are the audited consolidated financial statements of the Parent as at and for the years ended March 31, 2010 and 2009 and the unaudited financial statements of the Parent as at and for the periods ended June 30, 2010 and 2009 (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP and fairly present the financial condition and operating results of the Borrowers on a Consolidated basis as of the dates and for the periods, indicated therein.  Except as set forth in the Financial Statements, the Borrowers have no liabilities, obligations or commitments of any nature (whether accrued, absolute, contingent, unliquidated or otherwise, due or to become due and regardless of when addressed), which are required to be included in the Financial Statements in accordance with GAAP other than (a) liabilities that have arisen in the ordinary course of business since June 30, 2010 that are not reasonably be expected to have a Material Adverse Effect and (b) obligations to perform after the date hereof any contracts or agreements which have been disclosed or which are not required to be disclosed in the SEC Reports because such contracts and agreements are not material to the Borrowers.

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SECTION 5.         ADDITIONAL CONDITIONS PRECEDENT

The effectiveness of this Amendment Agreement and additional conditions to the Bridge Note Purchaser’s obligations to purchase the Bridge Notes on the date of this Amendment Agreement and from time to time thereafter, in its sole and absolute discretion of the Agent, in all events is subject to satisfaction, in sole determination by the Agent, of all of the following additional conditions.

5.1           Financial Reports.  Upon the request of the Agent at least five business days prior to a Bridge Closing, delivery to the Agent of a financial report as of the date three business days prior to such Bridge Closing setting forth the following: the current amount of cash each of the Borrowers has in all of its bank accounts, and detailed accounts receivable and accounts payable ageing for the current period and for 1-30 days, 31-60 days, 61-90 days and over 90 days past due periods in reasonable detail.

5.2           Executed Documents.  This Amendment Agreement and all other documents and instruments contemplated hereby and thereby shall have been duly authorized and executed by each of the parties thereto in form and substance satisfactory to the Agent, and the Borrowers shall have delivered sufficient original counterparts thereof to the Agent.

5.3           Lien Priority.  The security interests in favor of the Agent and pursuant to the Security Agreement shall be valid and perfected Liens on the Collateral, subject to no Liens other than Permitted Liens.

5.4           No Litigation.  No action, suit, proceeding, claim or dispute shall have been brought or otherwise have arisen at law, in equity, in arbitration or by or before any Governmental Authority or arbitrator against the Borrowers or any of their respective assets that could reasonably be expected to have a Material Adverse Effect.

5.5           Closing Certificates.

(a)           Officer’s Certificate.  On the date hereof and on each subsequent Bridge Closing Date, the Agent shall have received a certificate from the chief financial officer of each of the Borrowers in form and substance reasonably satisfactory to the Agent, to the effect that, except as set forth in the Bring-Down Disclosure Schedule and the other schedules to Section 4, all representations and warranties of the Borrowers contained in this Amendment Agreement and the Agreement are true, correct and complete; that neither Borrower is in violation of any of the covenants contained in the Agreement; that, before and after giving effect to the transactions contemplated by this Amendment Agreement, no Event of Default has occurred and is continuing; and that the Borrowers have satisfied each of the closing conditions to be satisfied hereby; and that the Borrowers have filed all required tax returns and have paid or made provision for payment of all taxes and other assessments shown as due on such returns.

(b)           Certificate of Secretary of Borrowers.  On the date hereof, the Agent shall have received a certificate of the secretary or assistant secretary of each Borrower certifying as to

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the incumbency and genuineness of the signature of each officer of such Borrower executing any document in connection with the transactions contemplated hereby and certifying that attached thereto is (i) a true and complete copy of the certificate of incorporation of the Parent, and all amendments thereto including the Certificate of Designation of the Series C Preferred Stock, certified by the appropriate Governmental Authority in its jurisdiction of incorporation, which is in full force and effect on the date hereof; (ii) a true and complete copy of the certificate of incorporation of the Subsidiary and all amendments thereto, certified by the appropriate Governmental Authority in its jurisdiction of incorporation, which is in full force and effect on the date hereof; (iii) a true and complete copy of the bylaws of the Parent and the Subsidiary as in effect on the date hereof; (iv) a true and complete copy of resolutions duly adopted by the Board of Directors of each Borrower authorizing the issuance of the Bridge Notes, the execution, delivery and performance of this Amendment Agreement, and the other documents relating hereto or thereto; and (v) true, complete and correct copies of certificates of insurance for each of the Borrower’s insurance policies each showing the Agent as an additional insured and/or loss payee, other than its directors and officers insurance policy. On each Bridge Closing Date, after the initial Bridge Closing Date, the Agent shall have received a certificate of the secretary or assistant secretary of each Borrower certifying that since the initial Bridge Closing Date (i) the certificate of incorporation of the Parent, and all amendments thereto, including the Certificate of Designation of the Series C Preferred Stock, has not been amended, modified or cancelled and is in full force and effect; (ii) the certificate of incorporation of the Subsidiary, and all amendments thereto, have not been amended, modified or cancelled and are in full force and effect; (iii) the bylaws of the Parent and the Subsidiary have not been amended, modified or cancelled and are in full force and effect; (iv) the resolutions duly adopted by the Board of Directors of each Borrower authorizing the issuance of the Bridge Notes, the execution, delivery and performance of this Amendment Agreement, and the other documents relating hereto or thereto have not been amended or modified and remain in full force and effect; (v) the Borrower’s insurance policies have not been amended, modified or cancelled and are in full force and effect; and (vi) certificates of insurance for each of the Borrower’s insurance policies each showing the Agent as an additional insured and/or loss payee, other than its directors and officers insurance policy, have not been amended, modified or cancelled and are in full force and effect.

(c)           Certificates of Good Standing.  On or before the date hereof, the Agent shall have received certificates as of a recent date of the good standing of each Borrower under the laws of its jurisdiction of incorporation and the State of Texas.

5.6           Consents.  The Borrowers shall have delivered to the Agent all necessary approvals, authorizations and consents, if any, of all Persons, Governmental Authorities, and courts having jurisdiction with respect to the execution and delivery of this Amendment Agreement and the other documents relating hereto or thereto and all such approvals shall be in form and substance satisfactory to the Agent.

5.7           No Injunction, Etc.  No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Authority or arbitrator challenging or seeking to enjoin, restrain or prohibit, or to obtain substantial

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damages in respect of, or which is related to or arises out of this Amendment Agreement and the other documents relating hereto or thereto, or the consummation of the transactions contemplated hereby or thereby, or which, as determined by the Agent in its sole discretion, would make it inadvisable to consummate such transactions.  No order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority or arbitrator preventing such transactions shall be in effect.  The issuance of the Bridge Notes on the date hereof or any subsequent Bridge Closing Date and the consummation of such transactions shall not be prohibited by any applicable Law or other legal requirement and shall not subject any Bridge Note Purchaser to any penalty or, in the sole judgment of the Agent, any other liability or onerous condition under any applicable Law.

5.8           Proceedings and Documents.  All opinions, certificates and other instruments and all proceedings in connection with the transactions contemplated by this Amendment Agreement and the other documents relating hereto or thereto shall be reasonably satisfactory in form and substance to the Agent.  The Agent shall have received copies of all other instruments and other evidence as the Agent may reasonably request, in form and substance reasonably satisfactory to the Agent, with respect to the transactions contemplated by this Amendment Agreement and the other documents relating hereto or thereto and the taking of all actions in connection herewith or therewith.  The Agent shall have received such other agreements, instruments, approvals, opinions, certificates and other documents as the Agent may reasonably request in connection with such transactions and actions, all in form and substance satisfactory to the Agent, in its sole discretion.

5.9           Cancellation and Reissuance of Outstanding Bridge Note Warrants.  On the date hereof, the Borrowers shall cancel the outstanding Bridge Note Warrants issued to Phoenix under Amendment No. 1 to the Original NPA for the purchase of up to an aggregate of 12,142,857 shares of Common Stock at an exercise price of $0.07 per share and issue and deliver to Phoenix new Bridge Note Warrants for the purchase of up to an aggregate of 21,250,000 shares of Common Stock at an exercise price of $0.04 per share.  In addition, Schedule III attached hereto has been amended to reflect the revised Bridge Note Warrants issued to Phoenix.

SECTION 6.         EFFECTIVENESS OF AMENDMENTS

The amendments to the Original NPA contained in this Amendment Agreement shall become effective on and as of the date hereof. From and after such date, each reference in the Original NPA (including the schedules and exhibits thereto) to the “Agreement”, or any like expression referring to the Original NPA, shall be deemed to refer to the Original NPA as amended by this Amendment Agreement.  The Original NPA, other than as amended hereby, shall remain unchanged and in full force and effect.

SECTION 7.         MISCELLANEOUS

7.1           Severability.  Whenever possible, each provision of this Amendment Agreement will be interpreted in such manner as to be effective and valid under applicable law,

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but if any provision of this Amendment Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Amendment Agreement will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

7.2           Titles and Subtitles.  The titles and subtitles used in this Amendment Agreement are used for convenience only and are not to be considered in construing or interpreting this Amendment Agreement.

7.3           Governing Law; Consent to Jurisdiction.  This Amendment Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, excluding the application of any conflicts of laws principles which would require the application of the Laws of another state. Each of the parties hereto hereby irrevocably consents to the (non-exclusive) jurisdiction of the courts of the State of New York and of any Federal court located therein in connection with any suit, action or other proceeding arising out of or relating to this Amendment Agreement and waives any objection to venue in the State of New York.

7.4           Counterparts. This Amendment Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed by their respective officers as of the day and year first above written.

BORROWERS:	XPLORE TECHNOLOGIES CORP.

	By:	/s/Michael J. Rapisand

Name: Michael J. Rapisand
Title: Chief Financial Officer

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

	By:	/s/Michael J. Rapisand
Name: Michael J. Rapisand
Title: Chief Financial Officer

AGENT:	SG PHOENIX LLC

	By:	/s/Andrea Goren
Name: Andrea Goren
Title: Member

[Signature Page to Amendment No. 2 to Note Purchase Agreement Dated November 5, 2009]

ACKNOWLEDGED AND AGREED TO:

BRIDGE NOTE PURCHASER:	PHOENIX VENTURE FUND LLC

	By:	SG Phoenix Ventures LLC,
its Managing Member

		By:	/s/Andrea Goren
Name: Andrea Goren
Title: Member

[Signature Page to Amendment No. 2 to Note Purchase Agreement Dated November 5, 2009]

Schedule III

BRIDGE NOTE CLOSING DATE	NAME AND ADDRESS OF BRIDGE NOTE PURCHASERS	BRIDGE NOTE PURCHASE PRICE	NUMBER OF BRIDGE NOTE WARRANT SHARES
August 18, 2010	Phoenix Venture Fund LLC 110 East 59th Street, Suite 1901 New York, NY 10022	$250,000	6,250,000

September 2, 2010	Phoenix Venture Fund LLC 110 East 59th Street, Suite 1901 New York, NY 10022	$600,000	15,000,000

	Total	$850,000	21,250,000

Exhibit L

EXECUTION COPY

EXCHANGE AGREEMENT

BETWEEN

XPLORE TECHNOLOGIES CORP.,

XPLORE TECHNOLOGIES CORPORATION OF AMERICA,

SG PHOENIX LLC, AS AGENT,

PHOENIX VENTURE FUND LLC, AS AGENT

AND

THE PARTIES SIGNATORY HERETO

DATED AS OF NOVEMBER 3, 2010

i

(Continued)

(Continued)

(Continued)

		Page

14.12	Entire Agreement	41

14.13	Severability	41

14.14	Independent Nature of Noteholders’ Obligations and Rights	41

Exhibits and Schedules

Schedule I	Schedule of Majority Noteholders

Schedule II	Schedule of Noteholders

Schedule III	Disclosure Schedule

Exhibit A	Charter Amendment

Exhibit B	Registration Rights Agreement

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (this “Agreement”) is made and entered into this 3rd day of November, 2010, by and between Xplore Technologies Corp., a Delaware corporation (the “Company”), Xplore Technologies Corporation of America, a Delaware corporation and wholly owned Subsidiary of the Company (“Xplore America” and together with the Company, the “Borrowers”), Phoenix Venture Fund LLC, a Delaware limited liability company, as Agent (“Phoenix”), SG Phoenix LLC, a Delaware limited liability company, as Agent (“SG Phoenix,” together with Phoenix, the “Agents”), Phoenix (individually and not as Agent), and the other entities and individuals listed on Schedule I hereto (together with Phoenix (individually and not as Agent), the “Majority Noteholders” and each, a “Majority Noteholder”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 11 hereof.

W I T N E S S E T H

WHEREAS, the Borrowers and certain Noteholders are parties to that certain (i) Note Purchase Agreement dated September 5, 2008, as amended by that certain side letter dated October 21, 2008, that certain side letter dated February 27, 2009, that certain Amendment No. 1 to Note Purchase Agreement dated as of September 5, 2008 and that certain Amendment No. 2 to Note Purchase Agreement dated as of September 5, 2008 (the “Fall 2008 Note Purchase Agreement”); (ii) Note Purchase Agreement, dated as of February 27, 2009, as amended by that certain Amendment No. 1 to Note Purchase Agreement dated as of February 27, 2009 and that certain Amendment No. 2 to Note Purchase Agreement dated as of February 27, 2009 (the “Spring 2009 Note Purchase Agreement”); and (iii) Note Purchase Agreement dated November 5, 2009, as amended by that certain Amendment No. 1 to Note Purchase Agreement dated November 5, 2009 and that certain Amendment No. 2 to Note Purchase Agreement dated November 5, 2009 (the “Fall 2009 Note Purchase Agreement,” and collectively with the Fall 2008 Note Purchase Agreement and the Spring 2009 Note Purchase Agreement, the “Note Purchase Agreements” and each, a “Note Purchase Agreement”), pursuant to which the Borrowers sold to the Noteholders senior secured subordinated and secured subordinated promissory notes evidencing the Indebtedness;

WHEREAS, Phoenix is the Agent of the Noteholders under the Fall 2008 Note Purchase Agreement and the Spring 2009 Note Purchase Agreement, and SG Phoenix is the Agent of the Noteholders under the Fall 2009 Note Purchase Agreement;

WHEREAS, the Majority Noteholders represent the holders of at least 51% of the aggregate principal amount of the promissory notes currently outstanding under each of the Note Purchase Agreements;

WHEREAS, the Company, through its Board, has decided to authorize and issue a new series of capital stock to be designated Series D Participating Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”); and

WHEREAS, the Borrowers desire to convert and exchange each $1.00 of Indebtedness outstanding on the Closing Date into one (1) share of Series D Preferred Stock, and the Agents and the Majority Noteholders, on behalf of all Noteholders, desire to convert and exchange such

Indebtedness into shares of Series D Preferred Stock, all in accordance with the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants contained herein, the parties hereto, intending to be bound, hereby agree as follows:

1.             Authorization of Securities. The Company has authorized the issuance of up to 15,000,000 shares of its Series D Preferred Stock, a portion of which will be issued pursuant to the terms and subject to the conditions of this Agreement to convert and exchange all of the Indebtedness outstanding on the Closing Date (the “Exchange Shares”).  The Series D Preferred Stock will be convertible into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and will have the rights, preferences and privileges set forth in the Charter Amendment.  The shares of Common Stock issuable upon conversion of the Series D Preferred Stock are sometimes referred to herein as the “Conversion Shares”, and the Exchange Shares and the Conversion Shares are sometimes referred to herein collectively as the “Securities”.

2.             Exchange of Indebtedness for Series D Preferred Stock; Termination of Note Purchase Agreements.

(a)           Upon the terms and subject to the conditions herein contained, on the Closing Date, the Borrowers, the Agents and the Majority Noteholders, on behalf of all Noteholders, shall consummate the conversion and exchange of all of the outstanding Indebtedness held by the Noteholders as of the Closing Date into the Exchange Shares without any further action by the Noteholders as follows: for each $1.00 owed under such Indebtedness, including accrued and unpaid interest through the Closing Date, one (1) whole share of Series D Preferred Stock.  Each Noteholder shall receive the number of shares of Series D Preferred Stock determined by dividing the Indebtedness outstanding on the Closing Date held by such Noteholder by an exchange price per share equal to $1.00 (the “Exchange Price”), which shall be paid through the conversion and exchange of the Indebtedness.  The principal amount of Indebtedness outstanding on the date hereof held by each (i) Majority Noteholder is set forth in the column “Indebtedness To Be Exchanged” opposite such Majority Noteholder’s name on Schedule I, attached hereto and (ii) Noteholder (other than a Majority Noteholder) is set forth in the column “Indebtedness To Be Exchanged” opposite such Noteholder’s name on Schedule II, attached hereto and the number of shares of Series D Preferred Stock issuable to each (i) Majority Noteholder for such Indebtedness is set forth in the column “Number of Exchange Shares” opposite such Majority Noteholder’s name on Schedule I and (ii) Noteholder (other than a Majority Noteholder) for such Indebtedness is set forth in the column “Number of Exchange Shares” opposite such Noteholder’s name on Schedule II. Schedules I and II will be updated on the Closing Date to add such additional Indebtedness incurred by the Borrowers from the date hereof to the Closing Date and the number of Exchange Shares issuable therefor.  Fractional shares of the Series D Preferred Stock will not be issued and as a result, the Company will round up the number of Exchange Shares to the next whole share if the amount of Indebtedness converted and exchanged by a Noteholder is not a whole number.  The Borrowers and the Majority

Noteholders are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  The Borrowers, the Agents and the Majority Noteholders, on behalf of all Noteholders, acknowledge and agree that the Exchange Price represents the fair market value of the Series D Preferred Stock.

(b)           Each of the Agents and the Majority Noteholders, on behalf of all Noteholders, acknowledges and agrees that (i) upon the Closing (as defined below) the Indebtedness converted and exchanged pursuant to the terms and conditions this Agreement shall be cancelled as of the Closing Date and that the Borrowers shall have no further obligation to the Noteholders to make any payments of principal or interest under such Indebtedness and the Note Purchase Agreements; (ii) upon the Closing of the transactions contemplated hereby, such Majority Noteholder, on behalf of all Noteholders, hereby consents to the termination by the Agents, on behalf of all Noteholders, of each of the Note Purchase Agreements pursuant to Sections 11.8 and 11.18(d) thereof; and (iii) upon the Closing of the transactions contemplated hereby, the Agents will, at the Borrowers’ written request and expense, execute and deliver to the Company such documents and instruments and take such other action as the Borrowers may reasonably request, at the Borrowers’ expense, to evidence or effect the release of any liens arising out of or made in connection with the Indebtedness and the Note Purchase Agreements.

(c)           The Agents, and the Majority Noteholders, on behalf of all Noteholders, and the Borrowers hereby terminate each of the Note Purchase Agreements pursuant to Sections 11.8 and 11.18 thereof upon the Closing of the transactions contemplated hereby and upon such termination the Note Purchase Agreements (other than the indemnification provisions in Section 8 of each of such agreements) shall be of no further force or effect.

3.             Closing.  Upon the terms and subject to the satisfaction of the conditions contained in Section 7 hereof, the closing (the “Closing”) with respect to the transaction contemplated in Section 2 hereof shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, 1540 Broadway, New York, New York at 10:00 a.m. local time, or another mutually acceptable time and location, on the date that is three (3) Business Days after the date on which the last of the conditions precedent to Closing set forth in Section 7 hereof have been either satisfied or waived by the party for whose benefit such conditions precedent exist or at such other date and time as the Company and the Agents may agree (the “Closing Date”).  Within four (4) Business Days after the Closing Date, the Company shall deliver to each Noteholder certificates representing the Series D Preferred Stock which such Noteholder is entitled to receive pursuant to this Agreement, registered in the name of such Noteholder, against exchange of the Indebtedness outstanding on the Closing Date held by such Noteholder for the Exchange Price therefor.

4.             Representations and Warranties of the Majority Noteholders; Register of Securities; Restrictions on Transfer. Each Majority Noteholder, severally as to itself and not jointly, represents and warrants to the Borrowers as follows:

4.1           Organization; Authority. (a)  Each Majority Noteholder that is an entity is duly formed or organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation, and has all requisite corporate, limited liability company, partnership or trust (as the case may be) power and authority to enter into and deliver this Agreement and the other Transaction Documents and instruments referred to herein to which it is a party and to consummate the transactions contemplated hereby and thereby.

(b)           Each Majority Noteholder that is an individual has full legal right, power, authority and capacity to enter into and deliver this Agreement and the other Transaction Documents and instruments referred to herein to which such Majority Noteholder is a party and to consummate the transactions contemplated hereby and thereby.

4.2           Validity.  The execution, delivery and performance of this Agreement and the other Transaction Documents and instruments referred to herein, in each case to which such Majority Noteholder is a party, and the consummation by such Majority Noteholder of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of such Majority Noteholder.  This Agreement and the other Transaction Documents and instruments referred to herein to which such Majority Noteholder is a party have been duly executed and delivered by such Majority Noteholder, and each such agreement constitutes a valid and binding obligation of such Majority Noteholder enforceable against it in accordance with its terms, subject to general application from time to time of bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and to general equitable principles.

4.3           Brokers.  There is no broker, investment banker, financial advisor, finder or other person which has been retained by such Majority Noteholder who might be entitled to any fee or commission for which the Borrowers will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.4           Investment Representations and Warranties.  Such Majority Noteholder understands that the offering and sale of the Securities have not been registered under the Securities Act and are being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Majority Noteholder’s representations as expressed herein.  Such Majority Noteholder acknowledges that, except as set forth in the Registration Rights Agreement, the Company has no obligation to register or qualify the Securities for resale.

4.5           Acquisition for Own Account. Such Majority Noteholder is acquiring the Securities for its own account for investment and not with a view toward distribution in a manner which would violate the Securities Act.

4.6           Ability to Protect Its Own Interests and Bear Economic Risks.  Such Majority Noteholder, by reason of its own business and financial experience or that of its management, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement and the other Transaction Documents. Such Majority Noteholder is able to bear the economic risk of an investment in the Securities and is able to sustain a loss of all of its investment in the Securities without economic hardship if such a loss should occur.

4.7           Accredited Investor. Each Majority Noteholder is an “accredited investor” as that term is defined in Regulation D promulgated under the Securities Act.  Such Majority Noteholder is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and such Majority Noteholder is not a broker-dealer.  Each Majority Noteholder acknowledges that an investment in the Securities is speculative and involves a high degree of risk.

4.8           Access to Information. Such Majority Noteholder has been given access to the Borrowers’ documents, records and other information, and has had adequate opportunity to ask questions of, and receive answers from, the Borrowers’ officers, employees, accountants, and representatives concerning the Borrowers’ business, operations, financial condition, assets, liabilities, and all other matters relevant to its investment in the Securities. Such Majority Noteholder understands that such discussions, as well as any information provided by the Borrowers, were intended to describe certain aspects of the Borrowers’ business and prospects.  The representations of the Majority Noteholders contained in this Agreement shall not affect the ability of the Noteholders to rely on the representations and warranties made by the Borrowers pursuant to Section 5 of this Agreement.

4.9           Restricted Securities.

(a)           Such Majority Noteholder understands that the Securities will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Securities may be resold without registration under the Securities Act only in certain limited circumstances.

(b)           Such Majority Noteholder acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registration is available.

(c)           Such Majority Noteholder is aware of the provisions of Rule 144 under the Securities Act which permit limited resale of securities acquired in a private placement.

4.10         Residence.  The office or offices of such Majority Noteholder in which its investment decision was made, and which is its principal place of business, in the case of a corporation, limited liability company, partnership or other entity, or is its residence, in the case of an individual, is located at the address or addresses of such Majority Noteholder set forth on Schedule I hereto.

5.             Representations and Warranties by the Borrowers. Except as set forth by the Borrowers in a written Disclosure Schedule provided by the Borrowers to the Majority Noteholders dated the date hereof (the “Disclosure Schedule”), each of the Borrowers represents and warrants to each Noteholder that the statements contained in this Section 5 are complete and accurate as of the date of this Agreement and as of the Closing Date. The Disclosure Schedule

shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 5, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 5 to the extent it is readily apparent from a reasonable reading of the disclosure that such disclosure is applicable to such other sections and subsections.

5.1           Capitalization.

(a)           As of the date hereof, the authorized capital stock of the Company consists of 450,000,000 shares of Common Stock, par value $0.001 per share, and 150,000,000 shares of preferred stock, par value $0.001 per share, of which 64,000,000 shares are designated Series A Preferred Stock, 10,000,000 shares are designated Series B Preferred Stock and 20,000,000 shares are designated Series C Preferred Stock. As of the date hereof, the Company has 155,157,673 issued and outstanding shares of Common Stock, and no shares are held by the Company as treasury shares; 62,873,781 shares of Series A Preferred Stock are outstanding; 8,334,892 shares of Series B Preferred Stock are outstanding; 17,074,000 shares of Series C Preferred Stock are outstanding; 16,301,615 shares of Common Stock are authorized for issuance under the Company’s Amended and Restated Share Option Plan, under which 14,005,645 shares are subject to outstanding options, 671,385 shares have been issued upon exercise of options and no further grants will be made; 25,100,000 shares of Common Stock are authorized for issuance under the Company’s 2009 Stock Incentive Plan, under which 4,899,969 are subject to outstanding options, 1,270,934 have been issued pursuant to restricted stock grants and 18,929,097 shares are available for grant; 5,000,000 shares are authorized for issuance under the Company’s Employee Stock Purchase Plan, under which 3,875,010 shares are available for purchase by qualified employees, and 92,143,440 shares of Common Stock are reserved for issuance upon the exercise of warrants and other convertible securities outstanding on the date hereof. As of the date hereof the Company has no other shares of capital stock authorized, issued, outstanding or reserved.

(b)           After giving effect to the filing of the Charter Amendment with the Secretary of State of the State of Delaware, the authorized capital stock of the Company will consist of 1,350,000,000 shares of Common Stock, par value $0.001 per share, and 150,000,000 shares of preferred stock, par value $0.001 per share, of which 64,000,000 shares are designated Series A Preferred Stock, 10,000,000 shares are designated Series B Preferred Stock, 20,000,000 shares are designated Series C Preferred Stock and 15,000,000 shares are designated Series D Preferred Stock.

(c)           As of the date hereof, other than as set forth in Section 5.1(a), except as set forth on Schedule 5.1(c), (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock, nor are any such issuances or arrangements contemplated; (ii) there are no agreements or arrangements under which the Company is or may become obligated to register the sale of any of its securities under the Securities Act; (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interests therein or to pay any dividend or make any distribution in respect thereof; and (iv) the Company has not reserved any shares of capital stock for issuance pursuant to any stock option plan or similar arrangement.

(d)           Except as set forth on Schedule 5.1(d)(i), there have been no adjustments to the exercise price or the conversion price of any options, warrants or other securities convertible into or exchangeable for shares of Common Stock including the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.  Except as set forth on Schedule 5.1(d)(ii), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby will not trigger any conversion or exercise price adjustments or any other anti-dilution rights or provisions relating to any shares of capital stock of the Company or any securities or rights convertible into or exercisable or exchangeable for shares of capital stock of the Company.

5.2           Due Issuance and Authorization of Capital Stock.  All of the shares of capital stock of the Company outstanding on the date hereof have been validly issued and are fully paid and non-assessable.  On the Closing Date, the sale and delivery of the Exchange Shares, when issued, sold and delivered in accordance with the terms hereof, and the issuance and/or delivery of the Conversion Shares upon conversion of the Exchange Shares in accordance with the terms of the Charter Amendment will be duly authorized, validly issued, fully paid and non-assessable, and free from all taxes and will vest in the holders thereof legal and valid title to such Exchange Shares or Conversion Shares, as the case may be, free and clear of any lien, claim, judgment, charge, mortgage, security interest, pledge, escrow, equity or other encumbrance (collectively, “Encumbrances”), other than any Encumbrances created or permitted by the Noteholders and restrictions on transfer under applicable U.S. federal or state securities laws, and will not be subject to preemptive rights or other similar rights of stockholders of the Company, and the issuance of such Securities will not impose personal liability upon the holder thereof.  After the filing of the Charter Amendment, sufficient number of authorized shares of Common Stock will be reserved for issuance upon conversion of the Exchange Shares.

5.3           Organization.  Each of the Borrowers (a) is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its formation, (b) is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the nature of the property owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect, and (c) has all requisite corporate power and authority to own or lease and operate its assets and carry on its business as presently being conducted.  Each of the Borrowers has its principal place of business and chief executive office in Austin, Texas.

5.4           Subsidiaries.  Xplore America is the only Subsidiary of the Company.  The Company owns, directly or indirectly, all of the capital stock or comparable equity interests of such Subsidiary free and clear of any Encumbrances, and all of the issued and outstanding shares of capital stock or comparable equity interests of such Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

5.5           Consents.  Except as set forth on Schedule 5.5, neither the execution, delivery or performance of this Agreement, the Charter Amendment or the other Transaction Documents by the Company or its Subsidiary, as the case may be, nor the consummation by them of the obligations and transactions contemplated hereby or thereby (including, without limitation, the issuance, the reservation for issuance and the delivery of the Series D Preferred Stock or the issuance and delivery of the Conversion Shares) requires any consent of, authorization by, exemption from, filing with or notice to any Governmental Entity or any other Person, other than (a) approval by the Company’s stockholders of the Charter Amendment and approval by the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each voting as a separate class, of the Charter Amendment in accordance with Section 242 of the Delaware General Corporation Law, (b) the filing of the Charter Amendment with the Secretary of State of the State of Delaware, (c) the filings required to comply with the Company’s registration obligations under the Registration Rights Agreement and (d) filings required under applicable U.S. federal and state securities laws.

5.6           Power and Authorization. Each of the Borrowers has all requisite corporate power for the due authorization, execution, delivery and performance by each of such Borrowers of this Agreement, or by the Company of the Charter Amendment and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Series D Preferred Stock, the Conversion Shares and the provision to the Noteholders of the rights contemplated by the Transaction Documents) and no action on the part of the stockholders of the Borrowers is required other than approval by the stockholders of the Company of the Charter Amendment and approval by the holders of the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each voting as a separate class, of the Charter Amendment in accordance with Section 242 of the Delaware General Corporation Law.  The execution, delivery and performance by each of the Borrowers of this Agreement and by the Company of each of the other Transaction Documents, the execution and filing by the Company of the Charter Amendment, and the consummation by each of the Borrowers of the transactions contemplated hereby and thereby, as the case may be, have been duly authorized by all necessary corporate action on the part of each of the Borrowers.

5.7           Enforcement.  This Agreement has been duly executed and delivered by each of the Borrowers and constitutes a valid and binding obligation of each of the Borrowers enforceable against each party in accordance with its terms, subject to general application from time to time of bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and to general equitable principles.  The Charter Amendment and the other Transaction Documents and instruments referred to herein to which the Company is a party, when duly executed and delivered by the Company, will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to general application from time to time of bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and to general equitable principles, except to the extent the indemnification provisions of the Registration Rights Agreement may further be limited by applicable law and principles of public policy.

5.8           No Conflicts.  The execution, delivery and performance of each of this Agreement, the other Transaction Documents and the Charter Amendment, and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance and reservation for issuance, as applicable, of the Exchange Shares, the Series D Preferred Stock and the Conversion Shares) will not (a) result in a violation of the Certificate of Incorporation and By-laws of the Company (the “Charter Documents”), or the certificate of incorporation and by-laws of Xplore America, (b) conflict with or result in the breach of the terms, conditions or provisions of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, acceleration or cancellation under, any Material Contract, (c) result in a material violation of any law, rule, regulation, order, judgment or decree (including, without limitation, U.S. federal and state securities laws and regulations) applicable to either of the Borrowers or by which any property or asset of either of the Borrowers is bound or affected, (d) result in a violation of any rule or regulation of FINRA or its Trading Markets, or (e) result in the creation of any Encumbrance upon any of the Borrower’s assets.  The Company is not in violation of the Charter Documents. The business of each of the Borrowers is not being conducted in violation in any material respect of any law, ordinance or regulation of any Governmental Entity.

5.9           Material Contracts.  Each Material Contract of the Company or any Subsidiary is listed on Schedule 5.9 hereof.  Each Material Contract is the legal, valid and binding obligation of the Company or such Subsidiary, as the case may be, enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and by general equitable principles.  There has not occurred any breach, violation or default or any event that, with the lapse of time, the giving of notice or the election of any Person, or any combination thereof, would constitute a breach, violation or default by the Company or any Subsidiary under, or give others any rights of termination, amendment, acceleration or cancellation of, any such Material Contract.  To the knowledge of the Company or any Subsidiary, there has not occurred any breach, violation or default or any event that, with the lapse of time, the giving of notice or any combination thereof, would constitute a breach, violation or default by any other Person under any such Material Contract.  Neither the Company nor any Subsidiary has been notified that any party to any Material Contract intends to cancel, terminate, not renew or exercise an option under any Material Contract, whether in connection with the transactions contemplated hereby or otherwise.

5.10         Right of First Refusal; Stockholders Agreement; Voting and Registration Rights.  No party has any right of first refusal, right of first offer, right of co-sale, preemptive right or other similar right regarding the securities of the Company.  There are no provisions in the Charter Documents or any Material Contracts which (a) may affect or restrict the voting rights of the Noteholders with respect to the Securities in its capacity as a stockholder of the Company, (b) restrict the ability of the Noteholders, or any successor thereto or assignee or transferee thereof, to transfer the Securities, (c) would adversely affect either of the Borrower’s or any Noteholder’s right or ability to consummate the transactions contemplated by this Agreement or comply with the terms of the other Transaction Documents or the Charter Amendment and the transactions contemplated hereby or thereby, (d) require the vote of more than a majority of the Company’s issued and outstanding Common Stock, voting together as a single class, to take or prevent any corporate action, other than those matters requiring a different vote under Delaware law or under the terms of the Charter Documents, or (e) entitle any party to nominate or elect any director of the Company or require any of the Company’s stockholders to vote for any such nominee or other person as a director of the Company, other than the right of the holders of the Series A Preferred Stock to designate two directors of the Company pursuant to the Charter Documents.

5.11         Previous Issuances.  All shares of capital stock and other securities issued by the Company prior to the Closing Date have been issued in transactions registered under or exempt from the registration requirements under the Securities Act and all applicable state securities or “blue sky” laws, and in compliance with all applicable corporate laws.  The Company has not violated the Securities Act or any applicable state securities or “blue sky” laws in connection with the issuance of any shares of capital stock or other securities prior to the Closing Date.  No Person has any rescission rights with respect to any shares of capital stock of the Company.

5.12         No Integrated Offering. Assuming the accuracy of the Majority Noteholders’ representations and warranties set forth in Section 4, and assuming that such representations and warranties are also accurate for the other Noteholders, neither the Borrowers, nor any of their Affiliates or any other Person acting on the Borrowers’ behalf, has directly or indirectly engaged in any form of general solicitation or general advertising with respect to the Series D Preferred Stock, the Exchange Shares or the Conversion Shares nor have any of such Persons made any offers or sales of any security of either of the Borrower’s or their Affiliates or solicited any offers to buy any security of either of the Borrower’s or their Affiliates under circumstances that would require registration of the Series D Preferred Stock, the Exchange Shares or the Conversion Shares under the Securities Act or cause this offering of Exchange Shares to be integrated with any prior offering of securities of the Company in a manner that would require the registration under the Securities Act of the offer or the issuance of the Securities or trigger any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

5.13         SEC Reports; Financial Statements.

(a)           The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since June 22, 2007 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  All Material Contracts to which the Company or any Subsidiary is a party or to which the property or assets of the Company or any Subsidiary are subject that are required to be included as part of or specifically identified in the SEC Reports are so included or specifically identified.

(b)           The financial statements of the Company and its Subsidiaries included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC and PCAOB with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP, except for unaudited financial statements that may not contain all footnotes required by GAAP, are true and correct in all material respects and fairly present the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

5.14         No Undisclosed Material Liabilities.  As of the date of this Agreement, except as set forth on Schedule 5.14, there are no liabilities of the Company or any Subsidiary, of any kind whatsoever, known or unknown, accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities:

(a)           reflected in the financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010;

(b)           incurred since June 30, 2010 in the ordinary course of business consistent with past practice, which are not in excess of $100,000 in the aggregate;

(c)           created under, or incurred in connection with, this Agreement or the other Transaction Documents.

5.15         Litigation.  Except as set forth on Schedule 5.15, there is no action, suit, investigation or other proceeding pending against, or to the knowledge of the Company, threatened against or affecting, the Company or any Subsidiary or any of their properties or to the knowledge of the Company any of its or their officers or directors before any court or arbitrator or any Governmental Entity.  To the knowledge of the Company, there are no facts that would cause a reasonable person to believe that such a proceeding would likely result.

5.16         Taxes.  The Company and each of its Subsidiaries have properly filed all federal, foreign, state, local, and other tax returns and reports which are required to be filed, which returns and reports were properly completed and are true and correct in all respects, and all taxes, interest, and penalties due and owing have been timely paid.  There are no outstanding waivers or extensions of time with respect to the period for assessing or auditing any tax or tax return of the Company or any Subsidiary, or claims now pending or matters under discussion between the Company or any Subsidiary and any taxing authority in respect of any tax of the Company or any Subsidiary.

5.17         Employee Matters.

(a)           The Company has listed any “employee benefit plan” subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that it or any Subsidiary maintains on Schedule 5.17(a).

(b)           No director or officer or other employee of the Company or any Subsidiary will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting) or lapse of repurchase rights or obligations with respect to any employee benefit plan subject to ERISA or other benefit under any compensation plan or arrangement of the Company or any Subsidiary (each, an “Employee Benefit Plan”)) solely as a result of the transactions contemplated in this Agreement; and no payment made or to be made to any current or former employee or director of the Company or any of its Affiliates by reason of the transactions contemplated hereby (whether alone or in connection with any other event, including, but not limited to, a termination of employment) will constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(c)           No employee is, or is now expected to be, in violation of any term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each employee does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing.

(d)           The Company and each of its Subsidiaries are in substantial compliance with all applicable federal, state, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders and codes respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, and no work stoppage or labor strike against the Company or any Subsidiary is pending or, to their knowledge, threatened, nor is the Company or any Subsidiary involved in or, to their knowledge, threatened with any labor dispute, grievance or litigation relating to labor matters involving any employees of the Company or any Subsidiary. To the Company’s knowledge, there are no suits, actions, disputes, claims (other than routine claims for benefits), investigations or audits pending or, to the knowledge of the Company, threatened in connection with any Employee Benefit Plan.

5.18         Compliance with Laws. The Company and each of its Subsidiaries have been and are in compliance in all material respects with the terms of all franchises, permits, licenses and other rights and privileges necessary to conduct the Company’s and each of its Subsidiaries’ present and proposed business and is in compliance with and have not violated, in any respect, any applicable provisions of any laws, statutes, ordinances or regulations material to its respective business or the terms of any judgments, orders, decrees, injunctions or writs.

5.19         Brokers.  Except as set forth on Schedule 5.19, there is no investment banker, broker, finder, financial advisor or other person which has been retained by or is authorized to act on behalf of either of the Borrowers who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

5.20         Environmental Matters.

(a)           (i) No written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, threatened by any Person against the Company or any of its Subsidiaries and no penalty has been assessed against the Company or any of its Subsidiaries, in each case, with respect to any matters relating to or arising out of any Environmental Law; (ii) the Company and each of its Subsidiaries are in substantial compliance with all applicable Environmental Laws; and (iii) to the knowledge of the Company, there are no liabilities of or relating to the Company or any of its Subsidiaries relating to or arising out of any Environmental Law, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in a such a liability.

(b)           For purposes of this Agreement, the term “Environmental Laws” means federal, state, local and foreign statutes, laws, binding judicial decisions, regulations, ordinances, rules, binding judgments, binding orders, codes, binding injunctions and permits relating to human health and the environment, including, but not limited to, Hazardous Materials; and the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law including, but not limited to: (i) petroleum, asbestos, or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan.

5.21         Intellectual Property Matters.

(a)           “Intellectual Property” means any and all of the following arising under the laws of the United States, any other jurisdiction or any treaty regime: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures and all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names and all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith (collectively, “Trademarks”), (iii) all copyrightable works, mask works or moral rights, all copyrights and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including, without limitation, ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software, including, without limitation, all software implementations of algorithms, models and methodologies, whether in source code or object code, all databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, all descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and all documentation, including user manuals and training materials, relating to any of the foregoing (“Software”), (vi) all other proprietary rights, (vii) all copies and tangible embodiments of the foregoing (in whatever form or medium) and (viii) all licenses or agreements in connection with the foregoing. “Company Intellectual Property” means all Intellectual Property which is used or usable in the business of the Company or any of its Subsidiaries.

(b)           Without limiting the scope of the Company Intellectual Property, Schedule 5.21(b)(i) sets forth each item of Company Intellectual Property material to the business of the Company or any Subsidiary.  Except as set forth on Schedule 5.21(b)(ii), with respect to each item of Company Intellectual Property:

(1)           the Company and each Subsidiary possesses all rights, titles and interests in and to the item if owned by the Company or such Subsidiary, free and clear of any Encumbrance, license or other restriction (other than Encumbrances created under the ARPA and those certain Security Agreements, dated September 5, 2008, as amended, February 27, 2009, as amended, and November 5, 2009), and uses and contemplates using such item, in the case of a licensed item, in the manner in which it is entitled to use such item under the applicable license agreement, and the Company has taken or caused to be taken commercially reasonable and prudent steps for a company of like resources and business to protect its rights in and to the item;

(2)           the item, if owned by the Company or a Subsidiary, is not, and if licensed, to the knowledge of the Company is not, subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(3)           no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the knowledge of the Company, has been or is being threatened which challenges the validity, enforceability, registrability, use or ownership of the item;

(4)           the Company and each Subsidiary has sufficient right, title and interest to use or own the item without infringement upon or misappropriation of any valid and enforceable Intellectual Property right or other right of any third party;

(5)           other than customary contractual obligations to indemnify customers in connection with an allegation of infringement made by a third party, neither the Company nor any of its Subsidiaries has agreed to indemnify any person for or against any interference, infringement or misappropriation;

(6)           to the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with the Company Intellectual Property and no claim or litigation has been brought or threatened against any third party by or on behalf of the Company or any Subsidiary asserting interference with, infringement of, or misappropriation of Company Intellectual Property or breach of any license or agreement involving the Company Intellectual Property;

(7)           neither the Company nor any Subsidiary is party to any option, license, sublicense or agreement covering the item that it is in breach or default thereunder, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder;

(8)           each option, license, sublicense or agreement covering the item is valid, binding and enforceable against the Company or any Subsidiary, as the case may be;

(9)           that is a registered or applied for patent, copyright, trademark, or service mark in the United States or any other jurisdiction, such item, to the knowledge of the Company, is valid, enforceable and subsisting and is not subject to any claims, Encumbrances, taxes or other fees except for periodic filing, annuity and maintenance fees; and

(10)         neither the Company nor any Subsidiary has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, the item.

(c)           Except as set forth on Schedule 5.21(c), the Company, each of its Subsidiaries, and their respective products and services have not, to the knowledge of the Company, infringed upon, misappropriated or otherwise come into conflict with any valid and enforceable Intellectual Property rights of third parties or violated any license or agreement with respect to Intellectual Property rights of a third party. There is no pending or, to the knowledge of the Company, threatened claim or litigation against the Company, any Subsidiary, or any of their respective products and services contesting the right to use any third party’s Intellectual Property rights, asserting the infringement, misuse, misappropriation, or other violation of any third party’s Intellectual Property rights, asserting violation of any license or agreement with respect to a third party’s Intellectual Property rights, or asserting unfair competition or trade practices. The Company has not received written, or to the knowledge of the Company, non-written notice from any third party (i) that the Company, any Subsidiaries, or any of their respective products and services infringes, misuses, misappropriates or otherwise violates the Intellectual Property of any third party, (ii) that the Company or any Subsidiary requires a license to any third party Intellectual Property rights to conduct its business as currently conducted or as it is intended to be conducted, or (iii) of an unsolicited offer to license any Intellectual Property rights of a third party. To the knowledge of the Company, there are no facts or circumstances that would reasonably lead it to believe that the activities or the conduct of the business or operations of the Company or any Subsidiary did prior to Closing, or will when conducted in the same manner following the

Closing, infringe upon, violate or constitute the unauthorized use of the Intellectual Property rights of any third party.

(d)           All domain names owned by the Company or its Subsidiaries or used in the business of the Company or any of its Subsidiaries (the “Domain Names”) have been and are duly registered with Network Solutions and GoDaddy.com (together, the “Registrars”) through the Registrars’ registration procedures, and are operating, accessible domain names. The registration of each such Domain Name is free and clear of all Encumbrances and is in full force and effect. The Company has paid all fees required to maintain each Domain Name registration. The Company and each of its Subsidiaries owns all, and has not waived, forfeited or granted to any third parties any, rights, title or interest in or to the Domain Names including, without limitation, any benefits, entitlements or rights of renewal with respect to the Domain Names.  None of the Domain Names have been placed on “hold” or are otherwise subject to a dispute or potential dispute. Neither the Company nor any of its Subsidiaries has received written notice of any claim asserted against the Company or any of its Subsidiaries adverse to its rights to such Domain Names.

(e)           The Company and each of its Subsidiaries is the exclusive owner of all Trademarks used in connection with the operation or conduct of the business of the Company and its Subsidiaries. All Trademarks of the Company and its Subsidiaries which are used in any way in connection with the conduct of the business of the Company or any Subsidiary have been in continuous use by the Company or such Subsidiary. There has been no prior use of any such Trademarks or other action taken by any third party that would confer upon said third party superior rights in such Trademarks, the Company has taken all necessary steps to protect the Trademarks against infringement and the registered Trademarks have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates or identified in their respective pending applications.

(f)            None of the key employees of the Company or any Subsidiary are obligated under any contract (including, without limitation, licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree, or order of any court or administrative agency, that would interfere with the use of his or her reasonable diligence to promote the interests of the Company or any Subsidiary or that would conflict with the Company’s or any Subsidiary’s businesses as presently conducted or as proposed to be conducted. Neither the execution, delivery or performance of this Agreement, nor the carrying on of the businesses of the Company or any Subsidiary by the employees of the Company and its Subsidiaries, nor the conduct of the Company’s businesses as presently conducted or as proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant, or instrument under which any such key employee is obligated.

(g)           The Company has entered into confidentiality and proprietary information and assignment of inventions and other Intellectual Property agreements with each of the current and former employees, consultants, and independent contractors of the

Company and its Subsidiaries, that, among other things, protect the confidentiality of all Company Intellectual Property and ensure full and unencumbered ownership by the Company and each Subsidiary of all Company Intellectual Property. The Company is not aware of any violation by any such employees of such agreements.

(h)           No current or former stockholder, member, director, officer or employee of the Company or any Subsidiary has any interest, right, title or interest in any of the Company Intellectual Property.

(i)            The Company and each of its Subsidiaries have taken all necessary steps to protect the respective rights in confidential information and trade secrets used in connection with the conduct of the Company’s or any Subsidiary’s business. Without limiting the foregoing, the Company and each of its Subsidiaries have enforced a policy of requiring each employee, consultant, contractor and third party to which they disclose confidential information or trade secrets to execute agreements restricting disclosure and use of such confidential information and trade secrets that are substantially consistent with the Company’s standard forms thereof. Except under valid and binding confidentiality obligations, there has been no disclosure of any confidential information or trade secrets used in connection with the conduct of the Company’s or any Subsidiary’s business.  Neither the Company nor any Subsidiary has provided, nor is obligated in any circumstance to provide, source code to any Company Intellectual Property to any third party.

(j)            The Company Intellectual Property comprises all Intellectual Property necessary to the business of the Company and each of its Subsidiaries as presently conducted or proposed to be conducted. It is not necessary for the Company or any Subsidiary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company or a Subsidiary, except for valid and enforceable inventions, trade secrets or proprietary information that have been assigned to the Company or a Subsidiary.

(k)           The Company and each of its Subsidiaries are not subject to any “open source” or “copyleft” obligations and are not subject to any agreement or distribution model that: (i) involves distribution, making generally available of, or making any public disclosure of, any source code either used or developed by the Company or any Subsidiary, (ii) prohibits or limits charging a fee or receiving consideration in connection with licensing or distributing any Company product, (iii) except as specifically permitted by law, grants any right to, or otherwise allows, any third party to decompile, disassemble or otherwise reverse-engineer any Company product, or (iv) requires the licensing of any Company product for the purpose of making derivative works.

(l)            All Software, hardware, and technology used by the Company and each of its Subsidiaries perform in substantial compliance with all applicable specifications.

(m)          Any Software used by the Company or any Subsidiary was either (i) developed by employees of the Company or a Subsidiary within the scope of their employment; (ii) developed by consultants or independent contractors who have assigned their rights to the Company or a Subsidiary pursuant to written agreements; or (iii) otherwise acquired by the Company or a Subsidiary from a third party pursuant to a valid written agreement with the third party. The Software used by the Company or any Subsidiary does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any third party, except for such materials or development environments obtained by the Company or a Subsidiary from third parties who make such materials or development environments generally available on non-discriminatory commercial terms.

(n)           Neither the Company nor any Subsidiary is now or ever was a member or promoter of, or a contributor to, or otherwise participated in any industry standards bodies or similar organizations that could compel the Company or any Subsidiary to grant or offer to any third party any license or right to Company Intellectual Property, to disclose any Company Intellectual Property to any third party, or to restrict Company’s enforcement of the Company Intellectual Property, provided that the mere act of implementing a standard shall not be deemed to cause the Company or any Subsidiary to be considered a member, promoter, contributor or participant in a standards body or similar organization.  To the extent the Company or any Subsidiary is now or ever was a member, promoter, contributor, or participant in any industry standards body or similar organization, the Company and such Subsidiary have complied at all times with any policies of such industry standards body or similar organization, including without limitation any policies regarding the identification and disclosure of intellectual property. Schedule 5.21(n) sets forth a complete and accurate list of any standards bodies or similar organizations in which the Company or any Subsidiary has ever been a member, promoter, contributor or participant.

(o)           No funding or facilities of a government, university, college, or other educational institution or research center was used in the creation or development of the Company Intellectual Property. To the knowledge of the Company, no current or former employee, consultant or independent contractor, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, performed services for any government, university, college, or other educational institution or research center, during a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries are party to any contract, license or agreement with any government that grants to such government any right or license with respect to the Company Intellectual Property, other than as granted in the ordinary course of business pursuant to a non-exclusive license to any Company product.

(p)           The Company and each of its Subsidiaries maintain rules, policies and procedures regarding data security, privacy, collection and use of personal information and user information, and data use that are commercially reasonable and, in any event, comply with the Company’s or such Subsidiary’s obligations to its customers and applicable laws, rules and regulations. To the knowledge of the Company, there have not been, and the transaction contemplated under this Agreement will not result in, any security breaches of any security policy, data use restriction or privacy breach under any such policies or any applicable laws, rules or regulations. No claims have been asserted or, to the knowledge of the Company, threatened against the Company or any Subsidiary by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable rules, policies or procedures.

(q)           No event has occurred, and no circumstance or condition exists, that has resulted or would result in the delivery, license, or disclosure of the source code for any Company Software to any other Person pursuant to any source code escrow arrangement. The Company and each of its Subsidiaries have at all times been in compliance with the obligations and conditions of any source code escrow agreement.

5.22         Related-Party Transactions.  Except as set forth in the SEC Reports, no stockholder who beneficially owns 5% or more (on a fully-diluted basis) of any class of equity securities, officer or director of the Company or any Subsidiary or member of his or her immediate family is currently indebted to the Company or any Subsidiary, nor is the Company or any Subsidiary indebted (or committed to make loans or extend or guarantee credit) to any of such Person.  Except as set forth in the SEC Reports, as of the date hereof, no stockholder who beneficially owns 5% or more (on a fully-diluted basis) of any class of equity securities, officer or director of the Company and no member of the immediate family of any stockholder who beneficially owns 5% or more (on a fully-diluted basis) of any class of equity securities, officer or director of the Company is directly or indirectly interested in any contract with the Company or any of its Subsidiaries.

5.23         Title to Property and Assets.  Neither the Company nor any Subsidiary owns any real property.  The Company and each of its Subsidiaries own or have legally enforceable rights to use or hold for use their personal property and assets free and clear of all Encumbrances (other than Encumbrances created under the ARPA and those certain Security Agreements, dated September 5, 2008, as amended, February 27, 2009, as amended, and November 5, 2009) except liens for taxes not yet due and payable, purchase-money security interests entered into in the ordinary course of business and such other Encumbrances, if any, that individually or in the aggregate, do not and would not detract from the value of any asset or property of the Company and its Subsidiaries. With respect to any real property, neither the Company nor any Subsidiary is in violation in any material respect of any of its leases. All machinery, equipment, furniture, fixtures and other personal property and all buildings, structures and other facilities, if any, including, without limitation, office or other space used by the Company or any of its Subsidiaries in the conduct of their business, are in good operating condition and fit for operation in the ordinary course of businesses (subject to normal wear and tear). The Company has delivered to the Agents true and complete copies of any leases related to the real property used by the Company or any of its Subsidiaries in the conduct of their businesses.

5.24         Absence of Changes.  Since March 31, 2010 and except as set forth on Schedule 5.24 or as expressly provided by this Agreement, there has not been:

(1)           any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any Subsidiary or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of its capital stock of the Company or any Subsidiary, other than the issuance of additional shares of Common Stock in connection with the payment of accrued dividends on shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock pursuant to the Certificate of Incorporation of the Company;

(2)           any amendment of any term of any outstanding security of the Company or any Subsidiary;

(3)           any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) the Company or any Subsidiary relating to its assets or business (including the acquisition or disposition of any material amount of assets) or any relinquishment by the Company or any Subsidiary of any contract or other right, other than contracts that do not involve the payment of more than $100,000 in the aggregate;

(4)           any (A) grant of any severance or termination pay to (or amendment to any such existing arrangement with) any director, officer or employee of the Company or any Subsidiary, (B) entering into of any employment, deferred compensation, supplemental retirement or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary, (C) increase in, or accelerated vesting and/or payment of, benefits under any existing severance or termination pay policies or employment agreements or (D) increase in or enhancement of any rights or features related to compensation, bonus or other benefits payable to directors, officers or senior employees of the Company or any Subsidiary; or

(5)           any tax election made or changed, any audit settled or any amended tax returns filed;

(6)           any Material Adverse Effect or any event or events that individually or in the aggregate would have a Material Adverse Effect;

(7)           any damage, destruction or loss (whether or not covered by insurance) affecting the Company’s and any of its Subsidiaries’ properties or assets;

(8)           any sale, assignment or transfer, or any agreement to sell, assign or transfer, any asset, liability, property, obligation or right of the Company or any Subsidiary to any Person, including, without limitation, the Noteholder and its Affiliates, in each case, other than in the ordinary course of business and consistent with past practice;

(9)           any liability in excess of $250,000 individually or $500,000 in the aggregate incurred, or any loans or advances made, by the Company or any Subsidiary, other than advances of travel and other business expenses in the ordinary course involving not more than $5,000 individually or $25,000 in the aggregate;

(10)         any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets;

(11)         any assignment, lease or other transfer or disposition, or any other agreement or arrangement therefor by the Company or any Subsidiary of any property or equipment having a value in excess of $50,000;

(12)         any expenditure by the Company or any Subsidiary (or series of related expenditures) involving more than $250,000 individually or $500,000 in the aggregate;

(13)         any waiver of any rights or claims of the Company or any Subsidiary;

(14)         any agreement or commitment by the Company or any Subsidiary to do any of the foregoing or any transaction by the Company or any Subsidiary outside the ordinary course of business of the Company; or

(15)         any lien upon, or adversely affecting, any property or other assets of the Company or any Subsidiary.

5.25         Illegal Payments.  Neither the Company nor any Subsidiary has, nor, to the knowledge of the Company, has any director, officer, agent or employee of the Company or any Subsidiary, paid, caused to be paid, or agreed to pay, directly or indirectly, in connection with the business of the Company or any Subsidiary: (a) to any government or agency thereof, any agent or any supplier or customer, any bribe, kickback or other similar payment; (b) any contribution to any political party or candidate (other than from personal funds of directors, officers or employees not reimbursed by their respective employers or as otherwise permitted by applicable law); or (c) intentionally established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

5.26         Suppliers and Customers.  Since April 1, 2009, there has been no termination, cancellation or threatened termination or cancellation of, or any communication of dissatisfaction to the Borrowers that would reasonably be likely to lead to a termination or cancellation of, the business relationship between the Borrowers and any supplier, vendor, customer or client, including any distributor and reseller (but not including any customer of such distributor or reseller), where such business relationship involved payments of more than $100,000 per annum during either of the last two fiscal years.

5.27         Regulatory Permits.  The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such permits is not material to the Company and its Subsidiaries taken as a whole (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

5.28         Insurance.  The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which the Company and each of its Subsidiaries are engaged.  The Company maintains directors and officers’ insurance coverage in the amount set forth on Schedule 5.28.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

5.29         Investment Company.  The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the shares of Series D Preferred Stock, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.30         Listing and Maintenance Requirements.  The Common Stock is registered pursuant to Section 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. The Common Stock is currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “XLRT.”  Except as set forth on Schedule 5.30, the Company has not, in the 12 months preceding the date hereof, received notice from the OTCBB to the effect that the Company is not in compliance with the listing or maintenance requirements of the OTCBB.  The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements of the OTCBB.

5.31         Accountants.  PMB Helin Donovan, LLP has delivered an unqualified audit report to the Company with respect to its audited consolidated financial statements included in the SEC Reports for the years ended March 31, 2009 and 2010, and are independent accountants as required by the Securities Act and the rules and regulations promulgated thereunder. During the last two fiscal years, there have been no disagreements of any kind between the Company and PMB Helin Donovan LLP with respect to accounting and financial disclosure and, based on the facts and events in existence as of the date hereof, none are reasonably anticipated by the Company to arise in connection with the Company’s audit for the fiscal year ending March 31,2011.  The Company is current with respect to any fees owed to such accounting firm.

5.32         Application of Takeover Protections.  The Company and the Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Charter Documents or the laws of the State of Delaware (including Section 203 of the Delaware General Corporation Law) that is or could become applicable as a result of this Agreement, the Charter Amendment and the Transaction

Documents, including without limitation the Company’s issuance of the Series D Preferred Stock or the issuance and delivery of the Conversion Shares and the ownership of the Series D Preferred Stock and the Conversion Shares.

5.33         Stock Options.  With respect to stock options issued pursuant to the Company’s Employee Benefit Plans (i) each stock option designated by the Company at the time of grant as an “incentive stock option” under Section 422 of the Code so qualifies; (ii) except as set forth in the SEC Reports, including the financial statements included therein, each grant of a stock option was duly authorized no later than the date on which the grant of such stock option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents; and (iii) each such grant was made in accordance with the terms of the Employee Benefit Plans, the Securities Act and all other applicable laws and regulatory rules or requirements.

5.34         Disclosure.  Each of the Company and Xplore America understands and confirms that the Noteholders will rely on the foregoing representations in connection with the transactions contemplated hereby. No representation or warranty by either of the Company or Xplore America contained in this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each of the Company or Xplore America acknowledges and agrees that the Majority Noteholders do not make and have not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4 hereof.

6.             Pre-Closing Covenants.

6.1           Conduct of Business.

(a)           From the date of this Agreement through the Closing Date, except as the Agents may otherwise approve (which approval shall not be unreasonably withheld) or as otherwise expressly provided by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct their businesses in the ordinary course in accordance with past practice, (ii)  use commercially reasonable efforts to preserve intact their respective business organizations and goodwill and assets, (iii) use commercially reasonable efforts to keep available the services provided by their respective present officers and key employees, (iv) use their commercially reasonable efforts to maintain satisfactory relationships with others having business relationships with the Company and any of its Subsidiaries, and (v) observe and perform all of its obligations and comply with all terms and provisions of any and all leases, licenses and other agreements to which it is a party.

(b)           Except as expressly provided by this Agreement, or to the extent the Agents otherwise consent in writing, during the period from the date of this Agreement to the Closing Date (which consent shall not be unreasonably withheld), the Company shall not, and shall not cause or permit any of its Subsidiaries, to directly or indirectly (i) incur indebtedness for borrowed money or otherwise sell any of its accounts receivable, other than under the terms of the ARPA in effect on the date hereof, (ii) grant any Encumbrances on its assets, (iii) enter into any Material Contract other than in the ordinary course of business consistent with past practice or terminate or amend any Material Contract to which any such Person becomes or is a party or transfer or license any Company Intellectual Property, (iv) dispose of any assets of any such Person, (v) other than issuances of additional shares of Common Stock in connection with the payment of accrued dividends on shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock outstanding as of the date hereof, make any distribution in respect of the equity securities of or other ownership interest in such Person, (vi) make or revoke any election under the Code, (vii) other than (A) the issuance of secured promissory notes under the terms of any amendment to the Fall 2009 Note Purchase Agreement, (B) the issuance of additional shares of Common Stock in connection with the payment of accrued dividends on shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock outstanding as of the date hereof, or (C) issuances of additional shares of Common Stock in connection with the payment of accrued interest on promissory notes outstanding as of the date hereof, authorize, issue, or agree or otherwise commit to authorize or issue, any shares of stock of any class, or any bonds, debentures or notes, or any securities convertible into, exchangeable for or having option rights to purchase any shares of capital stock of the Company securities other than pursuant to the exercise of options or warrants or the conversion of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, in each case, outstanding on the date hereof pursuant to their terms, (viii) amend its Charter Documents or comparable governance documents, (ix) make any capital expenditure in excess of $250,000 in the aggregate, (x) decrease the amount of any insurance coverage, (xi) make any alteration to its business plan, (xii) increase the compensation of any of its employees, (xiii) waive, compromise, or settle any claim, (xiv) except as otherwise provided on Schedule 6.1(b)(xiv), voluntarily incur any liability or obligation in excess of $250,000 individually or $500,000 in the aggregate or (xv) amend, modify, replace, terminate or otherwise refinance the ARPA in any manner.

6.2           Notice of Certain Events.  From the date of this Agreement through the Closing Date, the Company will promptly give written notice to the Agents, on behalf of the Noteholders, of (i) any facts, events or circumstance changes which, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or cause the conditions to closing in Section 7 not to be satisfied and (ii) all claims or proceedings pending or threatened against the Company or any of it Subsidiaries which may give rise to a liability in excess of $50,000 or which may harm the reputation or operations of the Company or any of its Subsidiaries. The Company will promptly supply the Agents, on behalf of the Noteholders, with all information reasonably requested in respect of any such facts, events, circumstances, claims or proceedings.

7.             Conditions of Parties’ Obligations.

7.1           Conditions of the Majority Noteholders’ Obligations.  The obligations of the Majority Noteholders (on behalf of themselves and all the Noteholders) to consummate the transactions contemplated by this Agreement and convert and exchange the Indebtedness for the Exchange Shares as set forth on Schedules I and II attached hereto at the Closing are subject to the fulfillment prior to the Closing Date of all of the following conditions, any of which may be waived in whole or in part by the Agents (on behalf of the Majority Noteholders) in their absolute discretion.

(a)           Representations and Warranties. The representations and warranties of each of the Borrowers contained in this Agreement and in any certificate, if any, or other writing, if any, delivered by either of the Borrowers pursuant hereto shall be true and correct in all material respects on and as of the Closing Date except those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, with the same effect as though such representations and warranties had been made on and as of the Closing Date.

(b)           Performance. The Company and Xplore America shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with it on or before the Closing.

(c)           No Material Adverse Effect.  There shall have been no Material Adverse Effect with respect to the Company or its Subsidiaries since March 31, 2010.

(d)           Consents and Waivers.  Each of the Company and Xplore America shall have obtained all consents or waivers necessary to execute and perform its obligations under this Agreement, the other Transaction Documents (including the consents and waivers listed on Schedule 5.5), and the Charter Amendment, to issue the Series D Preferred Stock and the Conversion Shares, and to carry out the transactions contemplated hereby and thereby, including the consent of the requisite holders of the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, in the form attached hereto as Schedule 7.1(d).  All corporate and other action and governmental filings necessary to effectuate the terms of the Charter Amendment, this Agreement, the other Transaction Documents, the Exchange Shares and the Conversion Shares, and other agreements and instruments executed and delivered by either of the Borrowers in connection herewith shall have been made or taken.

(e)           Charter Amendment. Prior to the Closing, (i) the Company shall have caused the Charter Amendment, to be filed with the Secretary of State of Delaware to establish the rights, preferences and powers of the Series D Preferred Stock and amend certain provisions relating to the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and (ii) the Agents, on behalf of the Majority Noteholders, shall have received confirmation from the Secretary of State of the State of Delaware reasonably satisfactory to them that such filing has occurred.

(f)            Board Appointment. In accordance with the Charter Amendment, the Board shall have nominated Philip Sassower and Andrea Goren (the “Series A Directors”) and the Series A Directors shall have been duly elected to serve on the Board by the stockholders of the Company at the Stockholders Meeting contemplated by Section 8.1 hereof, duly called and held in accordance with the Delaware General Corporation Law.

(g)           Stockholder Approval Obtained. The Company shall have obtained all necessary stockholder approvals to have filed the Charter Amendment, including the approval of the requisite holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each voting separately as a class.

(h)           No Change to Capitalization. Other than (i) the issuance of additional shares of Common Stock in connection with the payment of accrued dividends on shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock outstanding as of the date hereof, (ii) the issuance of additional shares of Common Stock in connection with the payment of accrued interest on secured promissory notes of the Company issued pursuant to the Note Purchase Agreements, (iii) the issuance of shares of Common Stock in connection with the exercise of options or warrants or the conversion of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, in each case, outstanding on the date hereof, (iv) the issuance of shares of Common Stock pursuant to the current terms of an existing agreement with an outside consultant in exchange for investor relations services, or (v) the issuance of warrants to purchase Common Stock in connection with any issuance of secured promissory notes pursuant to an amendment to the Fall 2009 Note Purchase Agreement, there shall have been no change to the capitalization of the Company as described in Section 5.1(a) hereto since the date hereof.

(i)            Compliance Certificate.  The Borrowers shall have delivered to the Agents (on behalf of the Majority Noteholders) a Compliance Certificate, executed by the Chief Financial Officer of the Company, dated as of the Closing Date to the effect that the conditions specified in subsections (a), (b), (c), (d), (e), (f), (g), (h), (j) and (m) of this Section 7.1 have been satisfied.

(j)            Qualification Under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required to be obtained prior to the Closing under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement and the other Transaction Documents, including, without limitation, the offer and sale of the Exchange Shares.

(k)           Registration Rights Agreement. The Registration Rights Agreement shall have been executed and delivered by (i) the Company and (ii) the Persons listed on the signature pages thereto.

(l)            Supporting Documents.  The Agents (on behalf of the Majority Noteholders) at the Closing shall have received the following:

(1)           A good standing certificate of the Company and each of its Subsidiaries in their jurisdiction of incorporation and those jurisdictions in which they are qualified to conduct business;

(2)           An opinion from Phillips & Reiter, PLLC, counsel to the Company, dated as of the Closing Date, in a form satisfactory to the Agents (on behalf of the Majority Noteholders);

(3)           Copies of resolutions of the Board of Directors of the Company (the “Board”), certified by the Secretary of the Company, authorizing and approving (A) the filing of the Charter Amendment, (B) the consummation of the transactions contemplated by this Agreement and the other Transaction Documents and (C) the execution, delivery and performance of this Agreement and the other Transaction Documents and all other documents and instruments to be delivered by the Company pursuant hereto and thereto;

(4)           Copies of resolutions of the board of directors of Xplore America, certified by the Secretary of such Subsidiary, authorizing and approving (A) the consummation of the transactions contemplated by this Agreement and (B) the execution, delivery and performance of this Agreement and all other documents and instruments to be delivered by such Subsidiary pursuant hereto;

(5)           Copy of the Charter Amendment and the By-laws of the Company, certified by the Secretary of the Company; and

(6)           A certificate of incumbency executed by the Secretary of each of the Borrowers (A) certifying the names, titles and signatures of the officers authorized to execute the documents referred to in subparagraphs (3), (4) and (5) above and (B) further certifying that the Charter Amendment delivered to the Agents (on behalf of the Majority Noteholders) at the time of the execution of this Agreement has been validly adopted and has not been amended or modified.

(m)          Fees of Noteholders’ Counsel and Consultants.  The Company shall have paid all of the fees, expenses and disbursements of Phoenix and SG Phoenix and otherwise satisfied its obligations under Section 14.8 hereof and the Fee Letter in full.

7.2           Conditions of the Borrowers’ Obligations.  The obligations of the Borrowers under Section 2 hereof are subject to the fulfillment prior to or on the Closing Date of all of the following conditions, any of which may be waived in whole or in part by the Company.

(a)           Covenants; Representations and Warranties. (i) Each of the Majority Noteholders at the Closing Date shall have performed in all material respects all of its obligations and conditions hereunder required under this Agreement to be performed or complied by it at or prior to the Closing Date and (ii) the representations and warranties of each Majority Noteholder at the Closing Date contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)           Securities Law Compliance.  All registrations, qualifications, permits and approvals, if any, required to be obtained prior to the Closing under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement and the other Transaction Documents, including, without limitation, the offer and sale of the Exchange Shares.

(c)           Registration Rights Agreement. Each Majority Noteholder and the other Persons listed on the signature pages thereto shall have executed and delivered the Registration Rights Agreement.

(d)           Consents and Waivers.  The Borrowers shall have obtained all consents or waivers necessary to execute and perform its obligations under this Agreement, the other Transaction Documents (including the consents and waivers listed on Schedule 5.5), and the Charter Amendment to issue the Exchange Shares and the Conversion Shares, and to carry out the transactions contemplated hereby and thereby, including the consent of the requisite holders of the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock in the form attached hereto as Schedule 7.1(d).  All corporate and other action and governmental filings necessary to effectuate the terms of the Charter Amendment, this Agreement, the other Transaction Documents, the Exchange Shares and the Conversion Shares, and other agreements and instruments executed and delivered by the Company or is Subsidiary in connection herewith shall have been made or taken.

7.3           Conditions of Each Party’s Obligations.  The respective obligations of the Borrowers, the Agents and the Majority Noteholders, on behalf of all Noteholders, to consummate the transactions at the Closing contemplated hereunder are subject to the absence of the following: (a) any litigation challenging or seeking damages in connection with the transactions contemplated by this Agreement, any of the other Transaction Documents or the Charter Amendment, in which there has been issued any order or injunction delaying or preventing the consummation of the transactions contemplated hereby, and (b) any statute, rule, regulation, injunction, order or decree, enacted, enforced, promulgated, entered, issued or deemed applicable to this Agreement or the transactions contemplated hereby by any court, government or governmental authority or agency or legislative body, domestic, foreign or supranational prohibiting or enjoining the transactions contemplated by this Agreement.

8.             Covenants; Termination.

8.1           Preparation of Proxy Statement; Stockholders Meeting.  As promptly as reasonably practicable following the date of this Agreement, but no later November 4, 2010, the Company shall prepare and cause to be filed with the SEC a preliminary proxy statement to be sent to the stockholders of the Company relating to the Company’s 2010 annual stockholders meeting (together with any amendments or supplements thereto, the “Proxy Statement”). The Company shall use its reasonable best efforts to finalize the Proxy Statement as promptly as possible after such filing.  The Company shall promptly notify the Agents upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide the Agents with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. The Agents shall have the opportunity to review and approve in their reasonable discretion the Proxy Statement and all correspondence from the Company and its representatives to the SEC related to the Company’s 2010 annual stockholders meeting (the “Stockholders Meeting”) prior to filing with the SEC.

The Company shall, as soon as reasonably practicable following the date the SEC completes review of the Proxy Statement or notifies the Company that it will not review the Proxy Statement, duly call and give notice to the Company’s stockholders by mailing the definitive Proxy Statement, convene and hold the Stockholders Meeting for the purpose of seeking stockholder approval and to solicit such approval from the stockholders. In connection with the Stockholders Meeting, the Company shall, through the Board, recommend to its stockholders that they (a) approve the Charter Amendment and (b) elect six directors to the Board. The Company shall within two (2) Business Days of obtaining such stockholder approvals in accordance with the terms of this Agreement, take all requisite actions (including the filing of the Charter Amendment with the Secretary of State of the State of Delaware) to effect approvals and consummate the transactions contemplated by this Agreement and the other Transaction Documents.

8.2           Reporting Requirements; Access to Records.  The Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act as long as the Company remains subject to the reporting requirements of the Exchange Act. The Company further agrees to promptly make available to the Agents (i) such information as the Company is required to file or furnish to the SEC, within the time periods required by applicable law and regulations for filing or furnishing such information with the SEC, (ii) such information as it furnishes to its other stockholders as a class, and (iii) reasonable access during normal business hours, upon reasonable advance notice, to all of the books, records and properties of the Company and each of its Subsidiaries and to all officers and employees of the Company and such Subsidiaries (which access shall be given to the Agents’ respective officers, employees, advisors, counsel and other authorized representatives).

8.3           Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Exchange Shares in a manner that would require the registration under the Securities Act of the issuance of the Exchange Shares to the Noteholders.

8.4           Securities Laws Disclosure; Publicity.  The Company shall by 5:30 p.m. ET on the fourth business day immediately following the date hereof, file with the SEC a Current Report on Form 8-K, disclosing the material terms of the transactions contemplated hereby and filing the Transaction Documents as exhibits thereto. The Company and the Agents shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby, and neither the Company nor the Agents shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Agents, or without the prior consent of the Agents, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.  Notwithstanding the foregoing, the Company shall not include the name of any Noteholder in any filing with the SEC or any regulatory agency or Trading Market, without the prior written consent of the Agents, except (i) as required by federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement, (B) the Current Report on Form 8-K

required by this Section 8.4, (C) any filing required by the SEC and (D) the filing of final Transaction Documents (including signature pages thereto) with the SEC and (ii) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Agents with prior notice of such disclosure permitted under this clause (ii); provided, however, that notwithstanding the foregoing, other than such Noteholder’s name, the Company will not disclose any personal information regarding the Noteholder, including without limitation, the Noteholder’s tax identification number and address required or permitted to be disclosed under the foregoing clauses (i) and (ii).

8.5           Reservation of Common Stock. After the Closing, the Company will reserve and continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue shares for dividends with respect to, and issuing shares in connection with conversion of, the Series D Preferred Stock.

8.6           Listing of Common Stock. The Company hereby agrees to use best efforts to maintain the listing of the Common Stock on the OTCBB.  The Company will take all action reasonably necessary to continue the quotation and trading of its Common Stock on the OTCBB and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the OTCBB.

8.7           Filings.  The Company shall make all filings with the SEC as required by the transactions contemplated hereby.

8.8           Termination of Agreement.

(a)           This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of the Borrowers and the Agents (on behalf of the Majority Noteholders).

(b)           This Agreement may be terminated by the Borrowers or the Agents if (i) any Federal or state court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable or (ii) any statute, rule, order or regulation shall have been enacted or issued by any Governmental Entity which, directly or indirectly, prohibits the consummation of the Closing; or (iii) the Closing contemplated hereby shall have not occurred on or before December 31, 2010 (the “Termination Date”), provided, however, that the right to terminate this Agreement under this Section 8.8(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(c)           This Agreement may be terminated by the Agents if there has been a material violation or breach by either of the Borrowers of any covenant, representation or warranty contained in this Agreement and such violation or breach is not cured by the earlier of the Closing Date or the date ten (10) days after receipt by the Borrowers of notice specifying particularly such violation or breach, and such violation or breach has not been waived by the Agents.

(d)           This Agreement may be terminated by the Borrowers, if there has been a material violation or breach by the Majority Noteholders of any covenant, representation or warranty contained in this Agreement and such violation or breach is not cured by the earlier of the Closing Date or the date ten (10) days after receipt by the Agents of notice specifying particularly such violation or breach, and such violation or breach has not been waived by the Borrowers.

8.9           Procedure and Effect of No-Default Termination.  In the event of termination of this Agreement pursuant to Section 8.8, written notice thereof shall forthwith be given by the terminating party to the other party, whereupon, if this Agreement is terminated pursuant to any of Sections 8.8(a) or (b), the liabilities of the parties hereunder will terminate to each other, except as otherwise expressly provided in this Agreement, and thereafter neither the Borrowers nor the Noteholders shall have any recourse against the other by reason of this Agreement.

9.             Transfer Restrictions; Restrictive Legend.

9.1           Transfer Restrictions. The Majority Noteholders, on behalf of all Noteholders, understand that the Company may, as a condition to the transfer of any of the Securities, require that the request for transfer be accompanied by an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the Securities Act, unless such transfer is covered by an effective registration statement or exempt under Rule 144 or Rule 144A under the Securities Act; provided, however, that an opinion of counsel shall not be required for a transfer by a Noteholder that is (A) a partnership transferring all of the assets owned by it to its partners or former partners pro rata in accordance with partnership interests, (B) a corporation transferring to a wholly owned subsidiary or a parent corporation that owns all of the capital stock of such Noteholder, (C) a limited liability company transferring all of the assets owned by it to its members or former members pro rata in accordance with their interest in the limited liability company, (D) an individual transferring to such Noteholder’s family member or trust for the benefit of such Noteholder, or (E) transferring its Securities to any Affiliate of such Noteholder, in the case of an institutional investor, or other Person under common management with such Noteholder; and provided, further, that the transferee in each case agrees to be subject to the restrictions in this Section 9. It is understood that the certificates evidencing the Securities may bear substantially the following legends:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR, SUBJECT TO PERMITTED EXCEPTIONS, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A OF SUCH ACT.”

9.2           Unlegended Certificates. The Company shall be obligated to promptly reissue unlegended certificates upon the request of any holder thereof at such time as such holder provides the Company with evidence reasonably acceptable to the Company that the holding period under Rule 144, or another applicable exemption from the registration requirements of the Securities Act, allowing such removal has been satisfied.

10.           Registration, Transfer and Substitution of Certificates for Securities.

10.1         Stock Register; Ownership of Securities.  The Company will maintain with its transfer agent a register in which the Company will provide for the registration or transfers of the Series D Preferred Stock and the Conversion Shares. The Company may treat the Person in whose name any of the Securities are registered on such register as the owner thereof and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a “holder” of any Securities shall mean the Person in whose name such Securities are at the time registered on such register.

10.2         Replacement of Certificates. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate, representing Securities, and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory to the Company or, in the case of any such mutilation, upon surrender of such certificate for cancellation at the office of the Company maintained pursuant to Section 10.1 hereof, the Company at its expense will execute and deliver, in lieu thereof, a new certificate representing Securities of like tenor.

11.           Definitions.  Unless the context otherwise requires, the terms defined in this Section 11 shall have the meanings specified for all purposes of this Agreement.

Except as otherwise expressly provided, all accounting terms used in this Agreement, whether or not defined in this Section 11, shall be construed in accordance with GAAP. If and so long as the Company has one or more Subsidiaries, such accounting terms shall be determined on a consolidated basis for the Company and each of its Subsidiaries, and the financial statements and other financial information to be furnished by the Company pursuant to this Agreement shall be consolidated and presented with consolidating financial statements of the Company and each of its Subsidiaries.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Agents” means Phoenix, with respect to the Fall 2008 Note Purchase Agreement and the Spring 2009 Note Purchase Agreement, and SG Phoenix LLC, a Delaware limited liability company, with respect to the Fall 2009 Note Purchase Agreement.

“Agreement” has the meaning assigned to it in the introductory paragraph hereof.

“ARPA” means the Accounts Receivable Purchasing Agreement, dated December 10, 2009 by and between the Company and DSCH Capital Partners, LLC d/b/a Far West Capital, as amended through the date hereof.

“By-laws” means the By-laws of the Company in effect as of the date hereof, and as may be amended, restated, modified or amended and restated, from time to time

“Board” has the meaning assigned to it in Section 7.1(m)(3) hereof.

“Borrowers” has the meaning assigned to it in the introductory paragraph hereof.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company in effect on the date hereof, and as may be amended, restated, modified or amended and restated, from time to time.

“Charter Amendment” means the Amended and Restated Certificate of Incorporation, in the form attached hereto as Exhibit A.

“Charter Documents” has the meaning assigned to it in Section 5.8 hereof.

“Closing” has the meaning assigned to it in Section 3.1 hereof.

“Closing Date” has the meaning assigned to it in Section 3.1 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning assigned to it in Section 1 hereof.

“Company” has the meaning assigned to it in the introductory paragraph hereof.

“Company Intellectual Property” has the meaning assigned to it in Section 5.21(a) hereof.

“Conversion Shares” has the meaning assigned to it in Section 1 hereof.

“Disclosure Schedule” has the meaning assigned to it in Section 5 hereof.

“Domain Names” has the meaning assigned to it in Section 5.21(c) hereof.

“Employee Benefit Plan” has the meaning assigned to it in Section 5.17(b) hereof.

“Encumbrances” has the meaning assigned to it in Section 5.2 hereof.

“Environmental Law” has the meaning assigned to it in Section 5.20(b) hereof.

“ERISA” has the meaning assigned to it in Section 5.17(a) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Price” has the meaning assigned to it in Section 2(a) hereof.

“Exchange Shares” has the meaning assigned to it in Section 1 hereof.

“Fall 2008 Note Purchase Agreement” has the meaning assigned to it in the Recitals hereto.

“Fall 2009 Note Purchase Agreement” has the meaning assigned to it in the Recitals hereto.

“Fee Letter” means the Fee Letter, dated July 21, 2010, between the Company, Phoenix and SG Phoenix LLC.

“GAAP” means U.S. generally accepted accounting principles consistently applied.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“Hazardous Material” has the meaning assigned to it in Section 5.20(b) hereof.

“Indebtedness” means all of the senior secured subordinated and secured subordinated indebtedness and other obligations of the Borrowers under those certain Note Purchase Agreements, dated as of September 5, 2008, February 27, 2009 and November 5, 2009, each as amended, by and between the Borrowers and the Noteholders party thereto.

“Intellectual Property” has the meaning assigned to it in Section 5.21(a) hereof.

“knowledge” of the Company or any similar phrase means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of Philip S. Sassower, Mark Holleran, Michael J. Rapisand and Bryan J. Bell.  Any such individual will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such fact, circumstance, event or other matter is contained in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in the possession of such individual, including his or her personal files, or (b) such knowledge would reasonably be expected to be obtained from reasonable inquiry of the persons employed by the Company charged with administrative or operational responsibility for such matters for the Company.

“Majority Noteholders” has the meaning assigned to it in the introductory paragraph of this Agreement.

“Material Adverse Effect” means (i) any material adverse effect on the issuance or validity of the Securities or the transactions contemplated hereby or the enforceability or validity of the Charter Amendment or on the ability of either of the Borrowers to perform its obligations under this Agreement and the other Transaction Documents or (ii) any material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, operations or prospects of the Company and its Subsidiaries, taken as a whole.

“Material Contract” means all written and oral contracts, agreements, deeds, mortgages, leases, subleases, licenses, instruments, notes, commitments, commissions, undertakings,

arrangements and understandings (i) which by their terms involve, or would reasonably be expected to involve, aggregate payments by or to the Company or any of its Subsidiaries during any 12 month period in excess of $100,000, (ii) the breach of which by the Company or any of its Subsidiaries would be material to the Company or any of its Subsidiaries or (iii) which are required to be filed as exhibits by the Company with the SEC pursuant to Items 601(b)(4) and 601(b)(10) of Regulation S-K promulgated by the SEC.

“Material Permits” has the meaning assigned to it in Section 5.27 hereof.

“Noteholders” means all of the holders of Indebtedness on the Closing Date and shall include any Affiliates of the Noteholders.

“PCAOB” means the Public Company Accounting Oversight Board.

“Person” means and includes all natural persons, corporations, business trusts, associations, companies, partnerships, joint ventures, limited liability companies and other entities and governments and agencies and political subdivisions.

“Phoenix” has the meaning assigned to it in the introductory paragraph hereof.

“Proxy Statement” has the meaning assigned to it in Section 8.1 hereof.

“Registrars” has the meaning assigned to it in Section 5.21(d) hereof.

“Registration Rights Agreement” means the Registration Rights Agreement in the form attached hereto as Exhibit B.

“SEC” means the Securities and Exchange Commission.

“SEC Reports” has the meaning assigned to it in Section 5.13(a) hereof.

“Securities” has the meaning assigned to it in Section 1 hereof.

“Securities Act” or “Act” means the Securities Act of 1933, as amended.

“Series A Directors” has the meaning assigned to it in Section 7.1(h) hereof.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company provided for pursuant to the Certificate of Incorporation, which sets for the rights, preferences and privileges of the Series A Preferred Stock.

“Series B Preferred Stock” means the Series B Convertible Preferred Stock, par value $0.001 per share, of the Company provided for pursuant to the Certificate of Incorporation, which sets for the rights, preferences and privileges of the Series B Preferred Stock.

“Series C Preferred Stock” means the Series C Convertible Preferred Stock, par value $0.001 per share, of the Company provided for pursuant to the Certificate of Designation of Series C Preferred Stock filed with the Delaware Secretary of State, which sets for the rights, preferences and privileges of the Series C Preferred Stock.

“Series D Preferred Stock” has the meaning assigned to it in the Recitals hereto.

“Software” has the meaning assigned to it in Section 5.21(a) hereof.

“Spring 2009 Note Purchase Agreement” has the meaning assigned to it in the Recitals hereto.

“Stockholders Meeting” has the meaning assigned to it in Section 8.1 hereof.

“Subsidiary” means any corporation, association trust, limited liability company, partnership, joint venture or other business association or entity (i) at least 50% of the outstanding voting securities of which are at the time owned or controlled directly or indirectly by the Company or (ii) with respect to which the Company possesses, directly or indirectly, the power to direct or cause the direction of the affairs or management of such Person.

“Termination Date” has the meaning assigned to it in Section 8.10(b) hereof.

“Trademarks” has the meaning assigned to it in Section 5.21(a) hereof.

“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTCBB.

“Transaction Documents” means this Agreement and the Registration Rights Agreement.

“Xplore America” has the meaning assigned to it in the introductory paragraph hereof.

12.           Enforcement.

12.1         Cumulative Remedies.  None of the rights, powers or remedies conferred upon the Agents or the Majority Noteholders on the one hand or the Borrowers on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement, any of the other Transaction Documents, the Certificate of Incorporation, the Charter Amendment, or now or hereafter available at law, in equity, by statute or otherwise. In addition to being entitled to exercise all rights provided herein or granted at law, including recovery of damages, the Agents and the Majority Noteholders, on behalf of all Noteholders, and the Borrowers will be entitled to specific performance under the Transaction Documents, the Certificate of Incorporation and the Charter Amendment. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate or the posting of a bond.

12.2         No Implied Waiver.  Except as expressly provided in this Agreement, no course of dealing between the Borrowers and the Noteholders or any other holder of shares of

Series D Preferred Stock and no delay in exercising any such right, power or remedy conferred hereby or by the Certificate of Incorporation, the Charter Amendment, or by any of the other Transaction Documents or now or hereafter existing at law in equity, by statute or otherwise, shall operate as a waiver of, or otherwise prejudice, any such right, power or remedy.

13.           Confidentiality.  Except as otherwise agreed in writing by the Company, each Majority Noteholder agrees that it will use reasonable care to keep confidential and not disclose or divulge any confidential information obtained from the Company pursuant to the terms of the Transaction Documents, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 13 by such Majority Noteholder), (b) is or has been independently developed or conceived by such Majority Noteholder without use of the Company’s confidential information, (c) is or has been made known or disclosed to such Majority Noteholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company or (d) was known to such Majority Noteholder prior to disclosure to the Majority Noteholder by the Company; provided, however, that such Majority Noteholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals; (ii) to any prospective Noteholder of any Securities from the Majority Noteholder, if such prospective Noteholder agrees to keep such information confidential; (iii) to any Affiliate, partner, member, stockholder or advisor of such Majority Noteholder in the ordinary course of business, provided that the Majority Noteholder informs such person that such information is confidential; or (iv) as may otherwise be required by law.

14.           Miscellaneous.

14.1         Waivers and Amendments. Upon the approval of the Borrowers and the written consent of the Agents on behalf of the Noteholders, the obligations of the Borrowers and the rights of the Noteholders under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely). Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by an instrument in writing.

The foregoing notwithstanding, no such waiver or supplemental agreement shall affect any of the rights of any holder of any Securities created by the Charter Amendment or by the Delaware General Corporation Law without compliance with all applicable provisions of the Charter Amendment and the Delaware General Corporation Law.

14.2         Notices.  All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (b) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to a Noteholder at its address set forth on Schedule I or II hereto.

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, New York 10036
Attention: Jonathan J. Russo, Esq.
Facsimile No.: (212) 858-1500

If to either of the Borrowers:

Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, TX 78728

Attention: Michael J. Rapisand
Facsimile No.: (512) 249-5630

with a copy (which shall not constitute notice) to:

Phillips & Reiter, PLLC

6805 Capital of Texas Highway North, Suite 318

Austin, Texas 78731

Attention: J. William Wilson, Esq.
Facsimile No.: (512) 646-1106

or at such other address as either of the Borrowers or the Noteholders each may specify by written notice to the other parties hereto. Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 14.2.

14.3         Indemnification; Survival. Each of the Borrowers shall indemnify, save and hold harmless each Agent, each Noteholder, its respective directors, officers, members, stockholders, employees, partners, representatives, advisors, attorneys and agents (each, a “Noteholder Indemnified Party”) from and against (and shall promptly reimburse such indemnified persons for) any and all liability, loss, cost, damage, fine, penalty, amount paid in settlement, reasonable attorneys’ and accountants’ fees and expenses, court costs and all other out-of-pocket expenses incurred (collectively, “Losses”) in connection with or arising from claims, actions, suits, proceedings, investigations or similar claims by any person or entity (other than any Noteholder Indemnified Party) associated, arising out of or relating to (i) the execution, delivery and performance of this Agreement, any of the other Transaction Documents or the Charter Amendment, (ii) the transactions contemplated hereby or thereby, or (iii) the ownership by such Noteholder of the Securities.  This indemnification provision shall be in addition to the rights of the Noteholder to bring an action against either of the Borrowers for breach of any term of this Agreement, the other Transaction Documents or the Charter Amendment. All representations and warranties of the Borrowers in this Agreement or the Transaction Documents shall survive the Closing until the date that is two (2) years after the Closing Date; provided, however, that the representations and warranties of the Borrowers contained in Sections 5.2 (Due Issuance and Authorization of Capital Stock), 5.16 (Taxes), 5.17 (Employee Matters) and 5.21 (Intellectual Property Matters) shall survive the Closing until the sixty (60) days after the expiration of the applicable statute of limitations period (after giving effect to any waivers or extensions thereof).  All covenants of either of the Borrowers in this Agreement, except to the extent otherwise expressly provided, shall survive the Closing indefinitely.

14.4         No Waivers.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14.5         Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Noteholder and the successors of the Borrowers, whether so expressed or not. None of the parties hereto may assign its rights or obligations under Section 2 hereof without the prior written consent of the Borrowers, except that each Noteholder may, without the prior consent of the Borrowers, assign its rights to receive the shares of Series D Preferred Stock hereunder to any Affiliate.

14.6         Headings.  The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

14.7         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of law principles.

14.8         Fees and Expenses.  The Company agrees to promptly pay, reimburse and hold the Phoenix, on behalf of the Noteholders, and its Affiliates, including SG Phoenix, harmless from liability for the payment of all out-of-pocket fees and expenses incurred by it in connection with its diligence investigation of the Company, the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the issuance of shares of Series D Preferred Stock to the Noteholders pursuant to this Agreement is consummated in accordance with the terms of this Agreement.  The fees and expenses of the Phoenix may include, without limitation:

(a)           the fees and expenses of counsel, consultants and accountants and out of pocket expenses, including diligence and travel expenses, of Phoenix and its Affiliates, arising in connection with the preparation, negotiation and execution of the Charter Amendment and the Transaction Documents, the preparation, execution and filing of all forms, schedules and reports and amendments thereto of the Noteholders required to be filed with the SEC in connection with or arising out of the transactions contemplated by the Transaction Documents and the consummation of the transactions contemplated thereby (including Schedule 13D filings and amendments and Form 4 filings),

(b)           all costs of the Company’s performance and compliance with the Charter Amendment or the Transaction Documents, and

(c)           stamp and other taxes, excluding income taxes, which may be payable with respect to the execution and delivery of the Charter Amendment or the Transaction Documents, or the issuance, delivery or acquisition of the Exchange Shares or the Conversion Shares.

14.9         Jurisdiction.  Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 14.2 shall be deemed effective service of process on such party.

14.10       Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE AGENTS AND THE MAJORITY NOTEHOLDERS, ON BEHALF OF ALL NOTEHOLDERS, AND THE BORROWERS HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR THE NOTEHOLDERS OR THE AGENTS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE AGENTS, THE NOTEHOLDERS AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE.  Either of the Borrowers acknowledges that it has been informed by the Agents and the Majority Noteholders, on behalf of all Noteholders, that the provisions of this Section 14.10 constitute a material inducement upon which the Agents and the Majority Noteholders are relying and will rely in entering into this Agreement. The Agents, Noteholders or the Borrowers may file an original counterpart or a copy of this Section 14.10 with any court as written evidence of the consent of the Agent and the Majority Noteholders, on behalf of all Noteholders, and the Borrowers to the waiver of the right to trial by jury.

14.11       Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

14.12       Entire Agreement.  This Agreement, the Charter Amendment and the Transaction Documents contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and such agreements supersede and replace all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and thereof.

14.13       Severability.  If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

14.14       Independent Nature of Noteholders’ Obligations and Rights.  The obligations of each Noteholder under this Agreement and any other Transaction Document are several and not joint with the obligations of any other Noteholder, and no Noteholder shall be responsible in any way for the performance or non-performance of the obligations of any other Noteholder under this Agreement and any other Transaction Document.  The decision of each Noteholder to receive shares of Series D Preferred Stock pursuant to this Agreement and the other Transaction Documents has been made by such Noteholder independently of any other Noteholder.  Nothing contained herein or in any other Transaction Document, and no action taken by any Noteholder pursuant thereto, shall be deemed to constitute the Noteholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Noteholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement and the other Transaction Documents.  Each Noteholder shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Noteholder to be joined as an additional party in any proceeding for such purpose.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Exchange Agreement to be duly executed as of the day and year first above written.

THE COMPANY

XPLORE TECHNOLOGIES CORP.

By:	/s/Michael J. Rapisand
Name:	Michael J. Rapisand
Title:	Chief Financial Officer

XPLORE AMERICA

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

By:	/s/Michael J. Rapisand
Name:	Michael J. Rapisand
Title:	Chief Financial Officer

AGENTS

PHOENIX VENTURE FUND LLC

By:	SG Phoenix Ventures LLC,
its Managing Member

By:	/s/Andrea Goren
Name:	Andrea Goren
Title:	Member

SG PHOENIX LLC

By:	/s/Andrea Goren
Name:	Andrea Goren
Title:	Member

Signature Page to Exchange Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Exchange Agreement to be duly executed as of the day and year first above written.

MAJORITY NOTEHOLDER

By:	[Omitted]
Name:

Address:

Telephone No.:

Facsimile No.:

Email Address:

Number of Exchange Shares:

Amount of Indebtedness Exchanged:

SSN/TIN:

Signature Page to Exchange Agreement

Exhibit M

EXHIBIT B

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [•], 2010, by and among Xplore Technologies Corp., a Delaware corporation (the “Company”), and the persons executing this Agreement as Majority Noteholders (as defined below), for themselves and on behalf of the Noteholders under the Exchange Agreement (as defined below) (collectively, the “Investors” and each individually, an “Investor”).

WHEREAS, the Company and the other parties hereto wish to provide certain arrangements with respect to the registration of shares of common stock, $0.001 par value, of the Company (the “Common Stock”) under the Securities Act (as defined below);

WHEREAS, the Company and certain of the Investors who are signatories thereto (the “Majority Noteholders”) have entered into an Exchange Agreement, dated November 3, 2010 (the “Exchange Agreement”), pursuant to which, subject to the terms and conditions therein, such Investors are converting and exchanging all of the outstanding indebtedness of the Company under those certain Note Purchase Agreements, dated September 5, 2008, February 27, 2009 and November 5, 2009, each as amended, for, and the Company is issuing, shares of the Company’s Series D Participating Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”);

WHEREAS, it is a condition to the obligations of the Investors under the Exchange Agreement that this Agreement be executed by the parties hereto, and the parties are willing to execute this Agreement and to be bound by the provisions hereof.

NOW THEREFORE, for good and valuable consideration; the receipt and sufficiency of which is hereby acknowledged by the parties, the parties hereby agree as follows:

1.             Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Commission” means the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Investor Permitted Transferee” means any affiliate of an Investor or any entity or investment vehicle, including a partnership, in which an Investor and/or its affiliates has a majority economic interest or which is managed by an Investor or any of its affiliates or any transfer in accordance with the provisions of Section 9.1 of the Exchange Agreement.

“Preferred Shares” means shares of Series D Preferred Stock issued to the Investors pursuant to the Exchange Agreement, or by way of a stock dividend, stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“Registration Expenses” means the expenses so described in Section 5.

“Registrable Stock” means (a) any shares of Common Stock issued or issuable upon conversion of the Series D Preferred Stock owned by the Investors at any time, and (b) any shares of Common Stock issued or issuable with respect to any shares described in subsection (a) above by way of a stock dividend, stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, but excluding such shares of Common Stock which have been (i) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them or (ii) publicly sold pursuant to Rule 144.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor rule thereto or any complementary rule thereto (such as Rule 144A).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Selling Expenses” means the expenses so described in Section 5.

2.             Demand Registration Rights.  (a)      At any time following the closing of the transactions contemplated by the Exchange Agreement, the holders of Registrable Stock constituting at least twenty percent (20%) of the total shares of Registrable Stock then outstanding may request the Company to register under the Securities Act all or any portion of the shares of Registrable Stock held by such requesting holder or holders for sale in the manner specified in such notice, provided that the aggregate offering price, as such amount is determined on the cover page of the registration statement, shall not be less than $2,000,000.  Such request shall specify the intended method of disposition thereof by such holder or holders, including (i) the registration requested is for an underwritten offering and (ii) if the Company is eligible for registration on Form S-3, whether the registration statement covering such Registrable Stock shall be a “shelf” and provide for the sale by the holder or holders thereof of the Registrable Stock from time to time on a delayed or continuous basis under Rule 415 under the Securities Act. For purposes of this Section 2 and Sections 5, 9(a) and 9(d), the term “Registrable Stock” shall be deemed to include the number of shares of Registrable Stock which have been issued to or would be issuable to a holder of Preferred Shares upon conversion of all Preferred Shares held by such holder at such time, provided, however, that the only securities which the Company shall be required to register pursuant hereto shall be shares of Common Stock, and provided, further, however, that, in any underwritten public offering contemplated by this Section 2 or Section 3, the holders of Preferred Shares shall be entitled to sell such Preferred Shares to the underwriters for conversion and sale of the shares of Common Stock issued upon conversion thereof.  In the event that any registration pursuant to this Section 2 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares of Registrable Stock to be included in such an underwriting may be reduced (pro rata among the requesting holders based upon the number of shares of Registrable Stock beneficially owned by such holders) if and to the extent that, in the good faith opinion of the managing underwriter of such offering, inclusion would adversely affect the marketing of the Registrable Stock to be sold; provided, however, that such number of shares of Registrable Stock shall not be reduced if any shares are to be included in

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such underwriting for the account of any person other than requesting holders of Registrable Stock.

(b)           Following receipt of any notice under this Section 2, the Company shall immediately notify all holders of Registrable Stock from whom notice has not been received and shall use all reasonable commercial efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from requesting holders, the number of shares of Registrable Stock specified in such notice (and in all notices received by the Company from other holders within 30 days after receiving of such notice by the Company). If such method of disposition shall be an underwritten public offering, the holders of a majority of the shares of Registrable Stock to be sold in such offering may designate the managing underwriter of such offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed.  The Investors shall have up to three (3) demand registrations on Form S-1 or any successor thereof and up to four (4) demand registrations on Form S-3 or any successor thereof pursuant to this Section 2, provided, however, that the Company shall not be obligated to effect more than two such registrations in any 12-month period, provided, further, that such obligation shall be deemed satisfied only when a registration statement covering all shares of Registrable Stock specified in notices received as aforesaid or such lesser amount required by the Commission pursuant to a comment letter, for sale in accordance with the method of disposition specified by the requesting holders, shall have become effective and the holders requesting such registration are able to register and sell at least seventy-five percent (75%) of the Registrable Stock allowed by the Commission to be registered in such registration and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto.

(c)           The Company shall use its commercially reasonable efforts to qualify under the provisions of the Securities Act for registration on Form S-3 or any successor thereto. Promptly following the date on which the Company becomes eligible for registration on Form S-3 or any successor thereto, the Company shall notify the holders of the Registrable Stock.

(d)           The Company may postpone for a period of up to 45 days the filing of any registration requested pursuant to this Section 2 if the Board of Directors of the Company in good faith determines that such registration would require the public disclosure of any plan, proposal or agreement by the Company with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, the disclosure of which would be materially adverse to the Company, and such determination is evidenced by the affirmative vote of a majority of the entire Board of Directors and included in the minutes of the meetings of the Company’s Board of Directors; provided, however, that the Company may not exercise such right of postponement for an aggregate number of days greater than 60 during any 12-month period and shall not register any securities for its own account or that of any other stockholder during such postponement period (except with respect to registration statements on Forms S-4, S-8 (or any successor forms thereto) or another form not available for registering the Registrable Stock for sale to the public).  In addition to the foregoing, if any registration request under this Section 2 is received at such time when the age of the Company’s audited financial statements would become non-conforming under Rule 3-12 of Regulation S-X at the time the Company is requested to file a registration statement pursuant to the terms hereof, then the Company shall not be obligated to file any such registration statement until the 10th day following the release of the

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Company’s audited financial statements for the most recently completed fiscal year.  Notwithstanding anything to the contrary herein, the Company shall not be required to prepare audited financial statements to be filed in connection with such registration statement for any period year except for a fiscal year ending March 31.

(e)           The Company shall be entitled to include in any registration statement referred to in this Section 2, for sale in accordance with the method of disposition specified by the requesting holders, shares of Common Stock to be sold by the Company for its own account (to the extent that the inclusion of such shares by the Company shall not adversely affect the offering), and shall not be entitled to include shares held by any persons other than the holders of Registrable Stock.

3.             Piggyback Registration Rights.  If the Company at any time (other than pursuant to Section 2) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 (or any successor forms thereto) or another form not available for registering the Registrable Stock for sale to the public), each such time it will give prompt written notice to all holders of outstanding Registrable Stock of its intention to do so. Upon the written request of any such holder, received by the Company within 30 days after the giving of any such notice by the Company, to register any of its Registrable Stock, the Company will use its best efforts to cause the Registrable Stock, as to which registration shall have been so requested, to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder of such Registrable Stock so registered. In the event that any registration pursuant to this Section 3 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares of Registrable Stock to be included in such an underwriting may be reduced if and to the extent that, in the good faith opinion of the managing underwriter of such offering, inclusion would adversely affect the marketing of the securities to be sold by the Company therein. In the event that the managing underwriter on behalf of all underwriters limits the number of shares to be included in a registration pursuant to this Section 3, or shall otherwise require a limitation of the number of shares to be included in the registration, then the Company will include in such registration:

(i)            first, securities proposed by the Company to be sold for its own account;

(ii)           second, shares of Registrable Stock requested to be included by holders pursuant to this Section 3; and

(iii)          third, securities requested to be included by any other holders,

provided, however, that such number of shares of Registrable Stock shall not be reduced if any shares are to be included in such underwriting for the account of any person other than the Company or requesting holders of Registrable Stock and provided further, that in no event shall the Registrable Stock requested to be included by holders pursuant to this Section 3 constitute less than twenty percent (20%) of all shares to be registered in such registration (in such event, the Company agrees to reduce the shares of Common Stock it proposes to register for its own

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account in order to assure that such Registrable Stock constitute at least twenty percent (20%) of the shares to be registered).  The securities to be included in any such registration pursuant to clause (ii) above shall be allocated on a pro rata basis among the requesting holders based upon the number of shares of Registrable Stock then held by such holders. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 3 without thereby incurring any liability to the holders of Registrable Stock.

4.             Registration Procedures.  If and whenever the Company is required by the provisions of Sections 2 or 3 to use its reasonable best efforts to effect the registration of any shares of Registrable Stock under the Securities Act, the Company will, as expeditiously as possible:

(a)           prepare and promptly, and in any event within 45 days after the request for registration has been delivered to the Company, file with the Commission a registration statement with respect to such securities and use reasonable best efforts to cause such registration statement to become and remain effective for the Period of Distribution contemplated thereby (determined as hereinafter provided);

(b)           prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the Period of Distribution and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by such registration statement in accordance with the sellers’ intended method of disposition set forth in such registration statement for such Period of Distribution;

(c)           furnish to each seller of Registrable Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Stock covered by such registration statement;

(d)           use its reasonable best efforts to register or qualify the Registrable Stock covered by such registration statement under the securities or “blue sky” laws of such jurisdictions as the sellers of Registrable Stock or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

(e)           use its reasonable best efforts to list the Registrable Stock covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f)            provide a transfer agent and registrar for all such Registrable Stock not later than the effective date of such registration statement;

(g)           immediately notify each seller of Registrable Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the

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prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any such seller prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(h)           if the offering is underwritten and at the request of any seller of Registrable Stock, furnish on the date that Registrable Stock is delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or financial or statistical data contained therein) and (C) to such other effects as reasonably may be requested by counsel for the underwriters or by such seller or its counsel, and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters or sellers reasonably may request;

(i)            use its reasonable best efforts to cooperate with the sellers in the disposition of the Registrable Stock covered by such registration statement, including without limitation in the case of an underwritten offering causing key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgment of such managing underwriter are appropriate for such underwritten offering;

(j)            in connection with the preparation and filing of each registration statement registering Registrable Stock under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the participating holders and their underwriters, if any, and their respective counsel and accountants, the opportunity to review and comment on such registration statement, each prospectus included therein or filed with the Commission, each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned persons such access to its books and records, including all financial and other records, pertinent corporate

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documents and properties of the Company, and such opportunities to discuss the business of the Company with its officers, directors and employees and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act; and

(k)           otherwise comply with the Securities Act, the Exchange Act and any other applicable rules and regulations of the Commission, and make available to its securities holders, as soon as reasonably practicable, an earning statement covering the period of at least 12 months after the effective date of such registration statement, which earning statement shall satisfy Section 11(a) of the Securities Act and any applicable regulations thereunder, including Rule 158.

For purposes of Sections 4(a) and 4(b), the “Period of Distribution” of Registrable Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the Period of Distribution of Registrable Stock in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Stock covered thereby and 240 days after the effective date thereof or in the case of a registration requested to be a “shelf”, for as long as requested to the extent permitted by applicable law.

In connection with each registration hereunder, the sellers of Registrable Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

In connection with each registration pursuant to Sections 2 or 3 covering an underwritten public offering, the Company and each seller agree to enter into a written underwriting agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company’s size and investment stature; provided, however, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriters shall also be made to and for the benefit of such sellers of Registrable Stock, (ii) no seller shall be required to make, and the Company shall ensure that no underwriter requires any seller to make, any representations and warranties to or agreements with any underwriter in a registration effected pursuant to Sections 2 or 3 other than customary representations, warranties and agreements relating to such seller’s title to Registrable Stock and authority to enter into the underwriting agreement, (iii) the liability of each seller of Registrable Stock with respect of any indemnification, contribution or other obligation of such seller of Registrable Stock arising under such underwriting agreement (x) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller of Registrable Stock expressly for inclusion therein and (y) shall not in any event exceed an amount equal to the net proceeds to such seller of Registrable Stock (after

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deduction of all underwriters’ discounts and commissions) from the disposition of the Registrable Securities disposed of by such seller of Registrable Stock pursuant to such registration.

5.             Expenses.  All expenses incurred by the Company in performing or complying with Sections 2, 3, and 4, including, without limitation, all Commission, stock exchange, Nasdaq or Financial Industry Regulatory Authority, Inc. (“FINRA”) registration and filing fees (including, without limitation, fees and expenses incurred in connection with the listing of the Common Stock of the Company on any securities exchange or exchanges or Nasdaq), printing, distribution and related expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws and the rules of FINRA or any securities exchange, transfer taxes, fees of transfer agents and registrars, costs of insurance and all reasonable fees and disbursements of one counsel for the sellers of Registrable Stock, but excluding any Selling Expenses, are called “Registration Expenses.” All underwriting discounts and selling commissions applicable to the sale of Registrable Stock are called “Selling Expenses.”

The Company will pay all Registration Expenses in connection with each registration statement under Sections 2 or 3. All Selling Expenses in connection with each registration statement under Sections 2 or 3 shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such participating sellers as they may agree.

6.             Indemnification and Contribution. (a)  In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Sections 2 or 3, the Company will indemnify and hold harmless each seller of Registrable Stock thereunder, each underwriter of such Registrable Stock thereunder, the managers, members, partners, officers, directors, agents, advisors and employees of each of them (collectively, the “Representatives”) and each other person, if any, who controls or is alleged to control such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, settlement amounts paid, fines, costs (including, without limitation, attorneys’ fees) (individually a “Loss” and collectively, the “Losses”), joint or several, to which such seller, underwriter, controlling person or their respective Representatives may become subject under the Securities Act or otherwise, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Stock were registered under the Securities Act pursuant to Sections 2 or 3, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or arises out of or are based upon any violation or alleged violation of any federal, state or other law, rule or regulation relating to any action or inaction in connection therewith, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or action, provided, however, that the Company will not be liable to any such indemnitee if and to the extent that any such Loss arises solely out of or is based solely upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information with respect to such indemnitee furnished by

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such indemnitee in writing specifically for use in such registration statement or prospectus.  The indemnification and contribution obligations of the Company contained in this Section 6 shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive any transfer of Registrable Stock.

(b)           In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Sections 2 or 3, each seller of such Registrable Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all Losses, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Sections 2 or 3, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such Loss arises solely out of or is based solely upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such Loss which is equal to the proportion that the public offering price of the shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the net proceeds received by such seller from the sale of Registrable Stock covered by such registration statement (after deduction of all underwriters’ discounts and commissions and all other expenses and damages paid by such seller in connection with the registration in question). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer, underwriter or controlling person and shall survive any transfer of Registrable Stock.

(c)           Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to

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such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.  No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement unless such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, includes only money damages (as opposed to equitable relief) and does not include any statement as to the fault or culpability of such indemnified party.

(d)           In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Stock exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the aggregate public offering price of its Registrable Stock offered by the registration statement bears to the aggregate public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the net proceeds received by it from the sale of all such Registrable Stock offered by it pursuant to such registration statement (after deduction of all underwriters’ discounts and commissions and all other damages and expenses paid by such seller in connection with the registration in question); and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

7.             Changes in Common Stock or Series D Preferred Stock.  If, and as often as, there is any change in the Common Stock or the Series D Preferred Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made

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in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock or the Series D Preferred Stock as so changed.

8.             Rule 144 Reporting.  With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Stock to the public without registration, the Company agrees to:

(a)           make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(b)           use its reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c)           furnish to each holder of Registrable Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Stock without registration.

9.             Holdback Agreement.  During the term of this Agreement, each Investor agrees not to effect any public sale or distribution (including sales pursuant to Rule 144, short sales and other derivative transactions) of equity securities of the Company, or any securities, options or rights convertible into or exchangeable for such securities, during the 90-day period beginning on the effective date of the registration under the Securities Act of any underwritten public offering (except as part of such registration), to the extent requested in writing by the managing underwriter in the public offering made pursuant to such registration.

10.           Miscellaneous.

(a)           Successors and Assigns.  All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of all of the parties hereto, the Noteholders (as such term is defined in the Exchange Agreement) and their respective successors and assigns (including without limitation transferees of any Preferred Shares or Registrable Stock), whether so expressed or not, provided, however, that the rights conferred herein on the holders of Preferred Shares or Registrable Stock to require the registration of shares of Registrable Stock shall only inure to the benefit of a transferee of Preferred Shares or Registrable Stock if (i) there is transferred to such transferee shares representing at least two percent (2%) of the outstanding shares of Registrable Stock (assuming the conversion of all Preferred Shares into Registrable Stock) or (ii) such transferee is an Investor Permitted Transferee or a partner, shareholder or affiliate of a party hereto.  Transfer of registration rights to an Investor Permitted Transferee or to a partner, member or shareholder of any Investor will be without restriction as to minimum shareholding.  Any transferee to whom rights under this Agreement are transferred shall (i) as a condition to such transfer, deliver to the Company a written instrument by which such transferee agrees to be bound by the obligations

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imposed upon holders under this Agreement to the same extent as if such transferee were a holder under this Agreement and (ii) be deemed to be a holder hereunder.

(b)           Notices.  All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered by nationally recognized overnight courier, mailed by certified or registered mail, return receipt requested, or sent by facsimile, addressed as follows:

(i)            if to the Company or any Investor, at the address of such party set forth on the signature pages to the Exchange Agreement, as the case may be;

with copies (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, New York 10036
Attention: Jonathan J. Russo, Esq.
Facsimile No.: (212) 858-1500

and

Phillips & Reiter, PLLC

6805 Capital of Texas Highway North, Suite 318

Austin, Texas  78731

Attention: J. William Wilson, Esq.
Facsimile No.: (512) 646-1106

(ii)           if to any subsequent holder of Preferred Shares, to it at such address as may have been furnished to the Company in writing by such holder;

or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Preferred Shares or Registrable Stock) or to the holders of Preferred Shares or Registrable Stock (in the case of the Company) in accordance with the provisions of this paragraph.

(c)           Governing Law.  This Agreement and all disputes arising out of or relating to this Agreement, its subject matter, the performance of the parties of their respective obligations hereunder or the claimed breach hereof, whether in tort, contract or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of law principles.

(d)           Amendments, Waivers and Consents.  This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the Company and the holders of at least a majority of the outstanding shares of Registrable Stock (assuming the conversion of all Preferred Shares into Registrable Stock).  The Company shall deliver copies of such consent to any holders who did not execute the same. Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by an instrument in writing.

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(e)           No Waivers.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(f)            Headings.  The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

(g)           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any person who, after the date hereof, acquires shares of Preferred Stock shall become a party to this Agreement as a “Investor” and a holder of “Registrable Stock” for all purposes hereunder, all upon execution by such person and the Company of a counterpart of this Agreement.

(h)           Termination of Registration Rights.  The obligations of the Company to register shares of Registrable Stock under Sections 2 or 3 shall terminate as to each holder of Registrable Stock that is an Affiliate (as defined in Rule 144), and such shares will no longer be considered Registrable Stock, upon the earlier of (a) the date such holder is not an Affiliate (as defined in Rule 144) of the Company and such holder owns less than one percent (1%) of the Company’s outstanding Common Stock (on an converted basis) or (b) seven years from the date hereof.  The obligations of the Company to register shares of Registrable Stock under Sections 2 or 3 shall terminate as to all other holders of Registrable Stock, and such shares will no longer be considered Registrable Stock, three years from the date hereof.

(i)            Additional Registration Rights.  The Company shall not grant to any additional registration rights after the date hereof without the consent of the Investors holding at least the majority of the Registrable Stock unless such registrations rights are subordinate in all respects to the Investors’ rights contained herein.

(j)            Company Registration.  In the event that the registration requirements under the Securities Act are amended or eliminated to accommodate a “Company registration” or similar approach, this Agreement shall be deemed amended to the extent necessary to reflect such changes and the intent of the parties hereto with respect to the benefits and obligations of the parties, and in such connection, the Company shall use its reasonable best efforts to provide holders of Registrable Stock equivalent benefits to those provided under this Agreement.

(k)           Cumulative Remedies.  None of the rights, powers or remedies conferred upon the Investors on the one hand or the Company on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investors and the Company will be entitled to specific performance under this Agreement.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any

13

breach of obligations contained in this Agreement and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

(l)            Jurisdiction.  Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the County of New York in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9(b) (other than by facsimile transmission) shall be deemed effective service of process on such party.

(m)          Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE INVESTORS AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR THE INVESTORS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE INVESTORS AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. The Company acknowledges that it has been informed by the Investors that the provisions of this Section 9(m) constitute a material inducement upon which the Investors are relying and will rely in entering into this Agreement. Any Investor or the Company may file an original counterpart or a copy of this Section 9(m) with any court as written evidence of the consent of the Investors and the Company to the waiver of the right to trial by jury.

(n)           Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or will confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that (i) any Noteholder (as defined in the Exchange Agreement) who is not a signatory hereto and (ii) any transferee that is an Investor Permitted Transferee in each case are express third party beneficiaries of this Agreement and may rely on and enforce provisions of this Agreement as if such person were a party hereto.

(o)           Severability.  If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other

14

provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed as of the day and year first above written.

THE COMPANY

XPLORE TECHNOLOGIES CORP.

By:	/s/ Michael J. Rapisand
Name:	Michael J. Rapisand
Title:	Chief Financial Officer

Signature Page to Registration Rights Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed as of the day and year first above written.

INVESTOR

By:

By:
Name:
Title:

Signature Page to Registration Rights Agreement